Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this annual report. Those financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Australia (AGAAP), which differs in certain respects from Generally Accepted Accounting Principles in the US (USGAAP). A discussion of the principal differences between AGAAP and USGAAP as they relate to us and a reconciliation of the net income and shareholders' equity to USGAAP, is provided in note 30 to our financial statements.

This section includes statements of future expectations and forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the forward-looking statements. A discussion of some of the principal risks that could affect our business is presented in this annual report under the heading "Key Information - Risk factors". Also refer to "Key Information - Cautionary statement regarding forward-looking statements".

In this section, we refer to our fiscal years ended 30 June 2000, 30 June 2001 and 30 June 2002 as fiscal 2000, fiscal 2001 and fiscal 2002 respectively and we have referred to the three fiscal years ended 30 June 2002 as the three-year period.

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgements including those related to customer incentives, bad debts, inventories, investments, intangible assets, income taxes, financing activities, restructuring costs, retirement benefits, contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or "GAAP" have evolved. As our financial statements are prepared under AGAAP our accounting policies are necessarily compliant with all aspects of AGAAP. AGAAP is based on a `substance over form' conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Where there is no conflict with AGAAP we also align our accounting policies with USGAAP. This reduces the number of AGAAP/USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.

In all material respects our accounting policies are applied consistently across the Telstra group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities to align them with our accounting policies. The critical accounting policies discussed below generally apply to all segments of the company. Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to these policies, as set out below.

The following are the critical accounting policies we apply in producing our AGAAP financial statements.

Carrying value of investments, goodwill and other intangible assets

We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment at least bi-annually based on their recoverable amount. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable entities' revenue or earnings multiples, or in the case of listed investees, monitoring of share prices. These methodologies sometimes rely on factors such as forecasts of future performance and long-term growth rates of the investee, selection of discount rates and appropriate risk weightings, and determination of appropriate comparable entities and multiples. If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down our investments.

These assessments have resulted in write-downs totalling:

    A$26 million in fiscal 2002;
    A$1,065 million in fiscal 2001, mainly from the write-down of our investment in RWC by A$999 million; and
    A$39 million in fiscal 2000.

Based on our most recent assessment of recoverable amount we believe that as at 30 June 2002 our investments, goodwill and other intangible assets are recoverable at the amounts at which they are stated in our financial statements.

Capitalisation of costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

    Deferred expenditure
We defer significant items of expenditure to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Expenditure is not deferred if it only relates to revenue that has already been recorded. We amortise this deferred expenditure over the average period in which the related benefits are expected to be realised (10 years in fiscal 2000 and 5 years in fiscal 2001 and fiscal 2002). Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$819 million at 30 June 2002, A$863 million at 30 June 2001 and A$223 million at 30 June 2000.
  Capitalisation of software assets developed for internal use
We capitalise direct costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management applies judgement to assess this probability.
We capitalise costs such as external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees and contractors directly associated with a project and borrowing costs incurred while developing the software.
At 30 June 2002 our capitalised software assets for internal use, after amortisation, were A$1,804 million, A$1,625 million at 30 June 2001 and A$1,258 at 30 June 2000. If management has incorrectly assessed the probability of the success of a project we may be required to write down the value of the software assets we have recorded.
  Constructed property, plant and equipment
The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads, and borrowing costs. Indirect overheads and borrowing costs cannot be directly attributed to constructed assets. As a result of this, the allocation of these costs between capital assets and operating expenses involves a degree of management judgement.
Indirect overheads are generally attributable to the construction of assets and do not usually vary with construction activity volumes. Examples of indirect costs include planning and design of construction projects and the management of construction contracts. Where the role of a part of the work force is predominantly management, design and construction of communication assets, we allocate all indirect overheads associated with the operations and management of that work force to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overheads are only allocated to capital projects based on the proportion that capital projects make up of the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.
Borrowing costs are capitalised on all assets constructed. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. As a result the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.
Refer "Operating and Financial Review and Prospects - Critical accounting policies applied in our USGAAP reconciliation" for discussion on amounts capitalised under USGAAP which have not been historically capitalised under AGAAP.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets make up 62% of our total assets in fiscal 2002, 61% in fiscal 2001 and 74% in fiscal 2000. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. We assess the recoverable amounts of our fixed assets bi-annually, based on expected future net cash flows discounted to their net present value. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets, rather than individually. If our estimates of future cash flows prove to be incorrect we may be required to write down assets in the future. In applying this policy we have not written down significant amounts of property, plant and equipment assets during the past three years.

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets this assessment includes a determination of when the asset may be superseded technologically. If our assessments of useful life prove to be incorrect we may incur either higher or lower depreciation charges in the future, or in certain circumstances, be required to write down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 5 years. This is currently under review, as some major systems have a longer useful life. The impact of the review, if any, will be reflected in amortisation expense in fiscal 2003 and beyond.

Doubtful debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management's assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand.

Our provision for doubtful debts was A$221 million at 30 June 2002, A$192 million at 30 June 2001 and A$227 million at 30 June 2000. Trade debtors before any provision for doubtful debts were A$2,663 million at 30 June 2002, A$2,799 million at 30 June 2001 and A$2,467 million at 30 June 2000.

Critical accounting policies applied in our USGAAP reconciliation

We disclose our AGAAP/USGAAP reconciliation differences in detail in note 30 to our financial statements. The adjustments that we believe have the most significant impact on the USGAAP reconciliation are as follows.

Capitalisation of indirect overheads and borrowing costs before 1 July 1996 for property, plant and equipment

Under AGAAP we did not capitalise indirect overheads and borrowing costs pre 1 July 1996. However under USGAAP we were required to retrospectively reflect the policy as if we had always capitalised indirect overheads and borrowing costs. This involved the use of estimation techniques and the reconstructing of records as far back as 1980. Due to the fact that we used estimation techniques to reconstruct the balances, the actual balance may have been greater or less than the adjustment calculated. This impacts the addition to property, plant and equipment adjustment made each year and the resulting annual amortisation expense.

As at 30 June 2002 property, plant and equipment with a net book value of $826 million has been capitalised for USGAAP purposes, which was not capitalised under AGAAP.

Defined benefit plan prepaid pension asset and retirement benefit gain

We engage an actuary to assist in the determination of our prepaid pension asset and retirement benefit gain. The following assumptions are used to calculate the adjustment:

    discount rate;
    rate of increase on salary levels; and
    expected long-term rate of return on assets.

These assumptions have a significant impact on the calculations and adjustments made and are disclosed in note 30(f) to our financial statements.

There is no requirement under AGAAP to recognise these assets or gains.

Use of Telstra applicable yield curves for the purposes of calculating the fair value of our derivative financial instruments

We are not required to recognise the fair value of our derivative financial instruments in the statement of finacial position for AGAAP. Under USGAAP we are required to recognise the fair value of our derivative financial instruments in the statement of financial position. We calculate fair value using a market adjusted yield curve to take into consideration the cost of funding for Telstra. We adjust the base curve for Telstra's borrowing margin. If an unadjusted market yield curve was applied, this would result in a different fair value being recognised.

Use of certain estimates and assumptions concerning the calculation of compensation expense relating to remuneration based share plans

Under AGAAP we only expense options and employee shares when it is certain that there is a cost that will be realised by Telstra. Under AGAAP we do not expense the fair value of our executive option plans or employee share plans. We expensed the fair value for USGAAP purposes and have expensed an additional A$41 million in fiscal 2002, A$9 million in fiscal 2001 and A$66 million in fiscal 2000 for USGAAP.

Our compensation expense is calculated by using various assumptions and variables. For example:

    risk free rates;
    dividend yield;
    expected stock volatility;
    expected life of the options;
    probability that performance hurdles will be met; and
    estimated forfeiture.

These assumptions have a significant impact on the calculations and adjustments made and are disclosed in note 30(m) to the financial statements.

Changes in accounting policies

We have not changed any of our accounting policies in fiscal 2002.

In fiscal 2001 we adopted US Securities Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements", the effect of which is described below in "Results of operations", "Operating revenue" and "Operating expenses". Further information regarding the changes in our accounting policies is provided in note 1.2 to our financial statements included with this annual report.

In fiscal 2000, we changed our accounting policy regarding the treatment of mobile handset subsidies. Where mobile handsets are sold as part of service contracts lasting two years or greater, the cost of the subsidy is deferred and written off over the contract term. Prior to 1 July 1999 we expensed the subsidy in the year the contract was signed.

Overview of key factors affecting our business and financial performance

During the three-year period, we have increased our revenues from mobile telecommunications and other value-added services. We are continuing to implement operational changes to improve our productivity and operating efficiency. We have also increased our focus on wireless data and broadband applications and content.

Most of our revenues are generated from basic access, fixed and mobile call charges, data and internet services, directory services and intercarrier services. Our controlled entities contributed 9.9% of our total sales revenues in fiscal 2002, 7.2% in fiscal 2001 and 4.7% in fiscal 2000.

While we intend to continue to control our operating costs, we are focusing on three areas as opportunities to increase our revenues:

    Domestic retail operations: Although growth in our revenue from this market has been limited by competition, this market remains our main focus, is the most significant part of our company and provides us with the cash flow to continue to invest and develop our business. We are improving our marketing and our customer service in this area by:
      offering a broad range of product packages that includes traditional products packaged with new products;
      re-balancing our prices to reduce per call charges while increasing basic access fees;
      providing high speed internet access products;
      continuing to increase the number of mobile service users; and
      providing more products on our mobile networks.
    Applications and content: We have continued to grow our White Pages® and Yellow Pages® online directory businesses and as telecommunications, computing and media technologies converge, we intend to focus on enhancing our capabilities to provide new and innovative application and content services and expand further into these converged markets. We intend to enhance our capabilities across a number of content services and access and delivery technologies to position ourselves to take advantage of opportunities in these new markets as they unfold.
    International expansion: We intend to expand our business and grow revenues and profits outside Australia, particularly in the Asia-Pacific region. Our existing investments in REACH, RWC and TelstraClear provide us with a foundation in the Asia-Pacific region. We will also continue to explore other selected international investment, acquisition and alliance opportunities.

In recent years, we have devoted substantial capital to upgrade our telecommunications networks, eliminate components that were no longer useful and improve the systems used to operate our networks. As an example, in fiscal 2001 we closed our analogue mobile network and in fiscal 2002 continued the rollout of our CDMA mobile network.

We have also focused on our operating efficiency and continued to strive to be more commercially oriented. Our efforts have included:
    streamlining our systems and processes, including the adoption of the Six Sigma management tools and techniques;
    improving work practices; and
    systematically reviewing our cost structures and the way we deliver service to our customers.

So far these initiatives have allowed us to achieve cost efficiencies in many areas, while at the same time improving customer services. They also have resulted in a large reduction in the number of our full-time employees.

During the three-year period, we reduced the number of our domestic full-time employees from 50,761 in fiscal 2000 to 40,427 in fiscal 2002. Domestic full-time employees do not include employees in our offshore entities, or part time and casual employees, but include expatriate staff in overseas controlled entities. We refer to the total of our domestic and offshore full-time, casual and part-time employees as full-time employees and equivalents. During the three-year period we also reduced our full-time employees and equivalents from 53,055 to 44,977.

We are in the second phase of our Next Generation Cost Reduction (NGCR) programme and have identified some specific opportunities to reduce operating costs in this second phase. These opportunities include:

    reductions in the cost to bring new products to the market in our mobiles business unit;
    obtaining better value from our capital expenditure;
    rationalising our various IT and network platforms;
    improving network efficiency;
    managing total labour costs more efficiently; and
    consolidating our managed services businesses.

We are committed to continuing our review of areas of the business where cost efficiencies can be gained, while simultaneously maintaining or improving customer service.

In February 2001, we sold our global wholesale business to REACH, our 50% owned Asian joint venture with PCCW. Revenue from this business is now recorded by REACH. At the same time, we acquired a 60% interest in RWC. In June 2002 we acquired an additional 40% in RWC and now own 100% of the RWC group. The main asset of RWC is one of Hong Kong's leading wireless businesses, Hong Kong CSL.

Outlook

We expect our financial results in fiscal 2003 and future years to be affected by the following principal factors:

    continuing rapid changes to our competitive environment as competition intensifies and our regulators amend the applicable laws and regulations to continue opening the markets in which we compete;
    actions taken by our regulators and by the Commonwealth Government to control our prices and mandate services that we are required to provide;
    our ability to introduce new value-added products and services to compensate for lower prices and volumes in our traditional product lines;
    the ongoing results of our investments in REACH, RWC and TelstraClear;
    our ongoing efforts to control our costs and maintain our efficiency; and
    economic conditions globally and in Australia.

Throughout the three-year period the Commonwealth Government has reiterated its commitment to the sale of its remaining share in Telstra. In conjunction with this commitment the Government is in the process of undertaking reviews of Telstra's services, principally to regional and rural Australia. The full privatisation of Telstra will depend upon the passing of appropriate legislation through Parliament. If approved and implemented, the full privatisation of Telstra would be expected to reduce current restrictions, such as our ability to raise equity capital and use our equity for acquisition opportunities. See "The Commonwealth as shareholder" under "Major shareholders and related parties".

Through our revenue growth and expense containment initiatives, we expect to maintain strong cash flows from our operating activities. We expect that we will be able to fund planned ongoing operational capital requirements in our networks and systems through our operating cash flows. We will continue to consider strategic acquisitions, alliances and other investment opportunities, some of which may be substantial, although we intend to maintain a conservative debt-to-equity ratio and strong interest cover.

Competitive environment

Since 1991 the Commonwealth Government has continually adopted laws and regulations aimed at opening competition in the Australian telecommunications markets. As at 30 June 2002, competing in Australia there were approximately:

    82 licensed carriers who owned network infrastructure to supply telecommunications services;
    over 100 carriage service providers who supply telecommunication services using network infrastructure owned by other carriers; and
    over 700 internet service providers.

It is possible for a telecommunications provider to be a carrier, carriage service provider and internet service provider simultaneously.

While increased competition has resulted in lost market share in some traditional product areas and falling prices, the overall volume of telecommunications services purchased in Australia has continued to grow. In response to a growing and competitive market we have introduced innovative products and services and improved our operating efficiency. We expect that these trends will continue to be major factors affecting our future operations and financial results for at least the next several years.

Regulatory environment

Our regulators have broad discretion to regulate our business and operations. Actions by the regulators may adversely affect our operations and financial performance over the next several years.

The Productivity Commission conducted a review of the industry specific competition regulation in calendar 2001 and handed down its final report in early fiscal 2002. This may result in legislative changes to the regulatory environment in the future, which may be favourable or unfavourable to Telstra.

In April 2002 the Communications Minister announced a series of regulatory changes which may be introduced in response to the Productivity Commission's report. Some of these changes may include accounting separation of Telstra's wholesale and retail arrangements as well as the removal of Telstra's merits appeal rights from the ACCC's final decision in arbitrations, whilst retaining merits appeal rights for ACCC decisions on undertakings. The exact details of these changes have not been announced and their potential impact on Telstra's financial performance is uncertain.

Over the three-year period, the ACCC and ACA have continued to be active in telecommunications markets. Legislation has facilitated their ability to exercise their powers and has reduced our ability to challenge their actions. If current trends continue, their actions could adversely affect our operations and profitability, as well as our plans to upgrade and expand our networks. Examples of the type of regulatory developments that have occurred during the three-year period that in the aggregate could impact our future financial results include:

    the ACCC's declaration of local call resale and access to our Unconditioned Local Loop (ULL);
    the ACCC's announced pricing principles for local carriage services which impact ACCC arbitration determinations on the local call resale price;
    legislative capping of our ability to recover costs associated with our universal service obligation and the tendering trial for the universal service obligation;
    the ACCC's pricing principles for ULL services and associated ULL arbitration pricing determinations; and
    reduced evidentiary threshold for the ACCC to impose competition notice processes.

Results of operations

Table 1 - Results of operations
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Sales revenue	20,196	18,679	19,343	8.1	(3.4)
Other revenue	606	4,304	1,162	(85.9)	270.4
Total operating revenue (excl. interest revenue)	20,802	22,983	20,505	(9.5)	12.1
Operating expenses (excl. interest exp. and depreciation and amortisation)	11,238	12,966	11,884	(13.3)	9.1
Share of net equity accounted losses	81	183	58	(55.7)	215.5
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) (1)	9,483	9,834	8,563	(3.6)	14.8
Depreciation and amortisation	3,267	2,871	2,646	13.8	8.5
Earnings before interest and income tax expense (EBIT) (1)	6,216	6,963	5,917	(10.7)	17.7
Net borrowing costs	770	666	568	15.6	17.3
Profit before income tax expense	5,446	6,297	5,349	(13.5)	17.7
Income tax expense	1,796	2,236	1,676	(19.7)	33.4
Net profit	3,650	4,061	3,673	(10.1)	10.6
Outside equity interests in net (profit)/loss	11	(3)	4	466.7	(175.0)
Net profit available to Telstra Entity shareholders	3,661	4,058	3,677	(9.8)	10.4

(1) This is not a measure of operating income, performance or liquidity under AGAAP or USGAAP and may be calculated differently by other companies.

Over the three-year period our operating results were impacted by a number of one-off items which have given rise to movements in the overall net profit before income tax expense. These items include:

    the sale of our global wholesale business and certain controlled entities to REACH in February 2001. We recognised 50% of the profit on this sale in February 2001 (A$852 million) and deferred the balance, to be recognised over 20 years. We recognised A$18 million of this deferred profit for 5 months in fiscal 2001 and A$43 million in fiscal 2002;
    our fiscal 2001 results include net profit before income tax expense of A$160 million from our global wholesale business for the 7 months to 31 January 2001. The results of this business are now recorded by REACH and we equity account our share of the results of REACH;
    effective February 2001 we acquired a 60% controlling interest in RWC. We have consolidated the operating results from RWC in our results. This increased our net profit before income tax expense by A$41 million for the 5 months ended 30 June 2001 and A$86 million for the year ended 30 June 2002, after goodwill amortisation. Based on an independent valuation of our interest in RWC, we recognised a decline in its value by writing down our investment in RWC by A$999 million in June 2001;
    on 28 June 2002 we increased our share of RWC to 100%. The transaction involved our acquisition of the remaining 40% interest in RWC that we did not previously own and the issue of a US$190 million mandatorily converting secured note by PCCW, in exchange for the redemption of the US$750 million convertible note previously issued by PCCW. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted the value in our financial statements accordingly. The reduction in value of the note of A$96 million was expensed in fiscal 2002;
    the one-time benefit of A$725 million in other revenue in fiscal 2001 arising from the release from our obligations under the Telstra Additional Contributions agreement to the Telstra Superannuation Scheme;
    we began applying SAB101 revenue recognition rules in the second half of fiscal 2001. This change in accounting policy decreased our net profit before taxation by A$219 million in fiscal 2001 (A$204 million related to periods prior to fiscal 2001). This was made up of:
      a decrease in operating revenue of A$779 million (A$777 million related to periods prior to fiscal 2001), as shown in each of our products affected by the change, in "Operating revenue"; and
      a decrease in operating expenses of A$560 million (A$573 million related to periods prior to fiscal 2001), as discussed further in "Operating expenses";
    in December 2001 we increased our ownership interest in TelstraSaturn Limited (TelstraSaturn) and began consolidating its results. At the same time TelstraSaturn acquired CLEAR Communications Limited (CLEAR Communications) and its name was changed to TelstraClear Limited (TelstraClear). The consolidated net loss before taxation in relation to TelstraClear for the 7 months ended 30 June 2002 was A$110 million. Our equity accounted share of TelstraSaturn's loss for the 5 months to December 2001 was A$75 million, including A$48 million in relation to our share of restructuring costs. In fiscal 2001, our equity accounted share of TelstraSaturn's loss for the year ended 30 June 2001 was A$85 million;
    we acquired a controlling interest in Keycorp Limited (Keycorp) in December 2000 and sold our EFTPOS carriage business to Keycorp. Keycorp's results have been consolidated into our group results since 1 January 2001. We consolidated Keycorp's net loss before taxation of A$25 million in fiscal 2002 and A$32 million in fiscal 2001. On 28 June 2002 we delivered a deed poll to Keycorp that effectively limits our ability to appoint a majority of directors to its board. Going forward, we will equity account the results of this investment;
    in fiscal 2000 we raised a provision of A$572 million for the estimated costs of redundancies and business restructuring to occur over the following two years. This amount was included in labour expense in fiscal 2000. This provision has now been fully utilised - refer "Labour expense". In addition to the amounts covered by this provision we incurred restructuring costs for employee redundancies of A$289 million in fiscal 2002 charged directly to profits, with A$44 million charged directly against profits in fiscal 2001; and
    we included a profit on sale of investments in Computershare Limited of A$245 million in fiscal 2001.

Telephony products have historically generated most of our operating profit and have been more profitable than our non-telephony products such as data. Following strong growth in fiscal 2001 data and internet services revenue declined in fiscal 2002 in a softer overall market, but displayed signs of stabilisation.

Margins in our mobiles business have historically been affected by competition and high dealer costs, including handset subsidies and commissions. However, in fiscal 2002 our revenue growth from our mobiles business exceeded expense growth in this business. Since fiscal 2001 we have been progressively removing handset subsidies for residential customers. During the three-year period the profitability of our mobiles business was also affected by the expenses we incurred to move customers from our analogue network to our digital network. In addition, depreciation expense associated with our mobile telecommunications business grew during the three-year period, which reflected our continued investment in our GSM digital network and our continued rollout of the CDMA network. We expect to experience continued pressure on our mobile telecommunication margins in the future, but revenue growth to continue.

Our ongoing obligation to provide universal service to all Australians continues to affect our profitability adversely, as we are unable to fully recover our costs of complying with this obligation. We have had to devote a large amount of resources to be able to provide universal services to all Australians. The Government has limited the amount that we may charge our customers for this service and the amount we may recover from the other participants in the Australian telecommunications industry for our cost of providing this service. See "Competition and Regulation - Regulation" for more detail. As competition has intensified during the three-year period, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered has continued to expand. We have greater opportunity to increase wholesale revenue by providing services to other carriers and carriage service providers. However, we expect to continue to lose market share in some of our retail markets as a result of increasing competition.

Refer "Income tax expense" for discussion on our income tax expense over the three-year period.

Operating revenue

In the following discussion, we analyse revenue for each of our major products and services. The principal areas of strong operating revenue growth were:

    mobile services;
    fixed-to-mobile; and
    revenue from various controlled entities.

Since fiscal 2000 we have continued our strategy of price re-balancing. We increased basic access charges and reduced local, national and international long distance call charges. At the same time, competition has continued to intensify during the three-year period and we have lost market share in some of our retail markets as a result of this. We have seen a continued shift in growth from our traditional retail operations to services such as mobiles and new data products.

We expect that we may continue to lose market share in some traditional product areas, such as in our retail operation, as competition becomes more intense in the future. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered has continued to expand.

Table 2 provides a breakdown of our operating revenue by major product and service category and as a percentage of total operating revenue, for the three-year period.

Table 2 - Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and service category
	Year ended 30 June
	2002		2001		2000
	(in millions, except percentage of revenue)
	A$	%(2)	A$	%(2)	A$	%(2)

Basic access	2,734	13	1,821	8	2,005	10
Local calls	1,947	9	2,143	9	2,646	13
National long distance	1,168	6	1,267	5	1,406	7
Fixed-to-mobile	1,419	6	1,287	6	1,220	6
International telephone services	409	2	786	3	972	4
Mobile services	3,242	16	2,906	13	2,667	13
Mobile handsets	233	1	215	1	326	2
Data and internet services	3,138	15	3,180	14	2,841	14
Directory services	1,169	6	943	4	1,122	5
Customer premises equipment	226	1	280	1	336	2
Intercarrier services	1,121	5	1,133	5	828	4
Inbound calling products	348	2	434	2	433	2
Solutions management	352	2	306	1	235	1
Various controlled entities	2,001	10	1,349	6	910	4
Other sales and services	689	3	629	3	1,396	7
Sales revenue	20,196	97	18,679	81	19,343	94
Other revenue (1) (ex. interest income)	606	3	4,304	19	1,162	6
Total operating revenue (ex. interest income)	20,802	100	22,983	100	20,505	100

(1) Other revenue includes revenue from sale of assets/investments, dividends received/receivable and miscellaneous revenue. Interest received/receivable is now included in net interest. Refer Table 25.
 (2) Represents percentage of total operating revenue contributed by each product and service category.
Accounting policies - SAB 101

In fiscal 2001 we adopted SAB 101 "Revenue Recognition in Financial Statements" in our Australian financial statements to ensure that we have consistent revenue recognition policies. SAB 101 provides more detailed guidance to the timing of revenue recognition than AGAAP. As a result of the adoption of SAB 101 we reviewed our revenue streams and determined that we needed to change our revenue recognition policies for basic access, mobiles and directories. We now only recognise revenue when a service has been provided. We have also deferred the costs we incur in providing the services relating to this revenue. We were required to review the revenue and expenses deferred or recognised in prior periods and determine the effect of adopting SAB 101 on periods prior to fiscal 2001 and the effect in fiscal 2001.

In accordance with Australian Accounting Standards the effect of the adoption of SAB 101 was brought to account in fiscal 2001. The effect on the revenue and expenses from these products is discussed below in the section relating to each product and in "Operating expenses". For more information on the effect of this change in accounting policy see note 1.2 to our financial statements included with this annual report.

Categorisation of our operating revenue

We categorise revenue from products and services we sell to wholesale customers depending on the nature of the product or service. For example, we categorise operating revenue from interconnect and CDMA resale services as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold.

We are actively promoting alternative access services that are faster and have more capabilities than our basic access service. As more of our customers purchase these alternative services operating revenue will move from one category to another. For example, as our customers switch from buying basic access services to buying other forms of access services, such as ISDN and ADSL, operating revenue from some customers will shift from the basic access category to the data and internet services category.

The rates we charge our customers are subject to regulated price caps

The rates we charge our retail customers for most of our telephony products are subject to price controls. These controls impose caps based on annual increases in the consumer price index for the previous year less, in some cases, a specified percentage. If the annual increase in the consumer price index is less than the percentage specified we must reduce our prices. The Government has recently reset retail price controls that apply from fiscal 2003 to fiscal 2005. Previously the cap was set at CPI less 5.5%, now it is set at CPI less 4.5% and the group of services affected is now much narrower. In addition, as we reduce our average local call prices in areas where competition exists or is likely to exist, we are required by regulation to reduce local call prices in other areas of Australia in the following year. In addition, our local call prices in all areas of Australia must not exceed the current A$0.22 (GST included) per call price cap, except for calls from payphones, which are capped at A$0.40 (GST included) per call.

In recent years we have reduced prices for a number of our products and services ahead of the rate of reduction required under the regulations.

Amendments to the price control regulations in fiscal 2000 allowed us to re-balance our access and calling charges, which we did in March 2000 and continued with a number of calling plan options in fiscal 2001 and fiscal 2002.

Basic access

Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer's premises and our PSTN network. It excludes our internal charges to calling products for the use of our network. Basic access revenues are affected by:

    housing growth;
    general economic conditions;
    competition;
    demand for telephone services and additional lines;
    customers moving to our other higher value access services, such as ADSL and ISDN; and
    pricing changes.

Table 3 shows information about the performance of our basic access product.

Table 3 - Basic access data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions)			(% change)

Basic access revenue
Retail	2,394	1,518	1,841	57.7	(17.5)
Domestic wholesale	340	303	164	12.2	84.8
Basic access revenue	A$2,734	A$1,821	A$2,005	50.1	(9.2)

Basic access lines in service at year end(1)
Residential	6.35	6.29	6.51	1.0	(3.4)
Business	2.39	2.47	2.36	(3.2)	4.7
Sub-total	8.74	8.76	8.87	(0.2)	(1.2)
Domestic wholesale	1.27	1.30	1.18	(2.3)	10.2
Total access lines in service	10.01	10.06	10.05	(0.5)	0.1

Note: statistical data represents management's best estimates.
 (1) Excludes basic access lines for our internal use.

Our basic access revenue in fiscal 2001 included a negative adjustment of A$539 million to reflect the effect of SAB 101 on periods prior to fiscal 2001. The adjustment reflected the deferral of revenue associated with new connections and in-place services for our retail customers. Under SAB 101 this revenue is recognised over the average life per customer account for access to our network, which is 5 years. Excluding this negative adjustment from fiscal 2001, our basic access revenue for fiscal 2001 would have been A$2,360 million.

Our operating revenue from basic access services (excluding the impact of SAB 101) increased in both the retail and domestic wholesale markets over the three-year period, primarily as a result of access price re-balancing first introduced in March 2000. The increases in our basic access fees were generally offset by lower local call charges and some capped long distance calls. Under the new basic access pricing structure we introduced pricing packages. We charge our residential and business customers different basic access rates, depending on the package chosen. For the most part wholesale customers receive the standard (unpackaged) basic access service rates (with the "business" and "residential" differentiation still applying).

Our operating revenue from basic access services and our basic access lines in service during the three-year period was also affected by competition. While these competitive forces resulted in a shift from retail to wholesale access lines in fiscal 2001, we acquired a number of retail customers in June 2001 following the collapse of one of our competitors, One.Tel, which partially offset this impact. In fiscal 2002 the number of residential basic access lines increased in response to attractive packaging and growth in the housing sector.

Business retail basic access lines increased in fiscal 2001 and decreased in fiscal 2002. The increase in fiscal 2001 related to our acquisition of One.Tel's customers, after its collapse in May 2001. The decrease in fiscal 2002 reflected some business customers switching to direct connections with our competitors and others migrating to other Telstra products. Domestic wholesale basic access revenue increased during the three-year period, reflecting the increased penetration of our competitors in the basic access market.

During the three-year period our basic access revenues have also been affected by increased penetration of pricing packages. We have introduced various basic access packages, which have had a positive effect on our basic access revenue growth, despite an overall decrease in basic access lines in service. Some of these price initiatives include:
    introduction of Telstra HomeLine™ Options in February 2001;
    introduction of Telstra BusinessLine™ packaging in June 2001;
    increases in Telstra HomeLine™ access prices and new Telstra BusinessLine™ customer access prices from September 2001; and
    increases in existing Telstra BusinessLine™ customer access prices from February 2002.

The bundling of products encourages customers to review their choices and may encourage them to either stay with us as their sole service provider, or come back into our retail base of customers. The number of Homeline™ Plus customers increased 44% compared to fiscal 2001, to approximately 2.9 million in fiscal 2002.

Local calls

Our local call revenue comes from our local call charges and from billable value-added services such as voicemail, call waiting, call forwarding, call conferencing and our call return feature. For the most part we charge for local calls without a time limit. Our operating revenue from local calls generally varies with changing general economic conditions, the number of basic access lines in service, customer choice of product and price changes. Our local call revenue is also affected by customers moving from our basic access service to our enhanced access services such as ISDN and increasing their use of internet services. It is also being impacted by customers migrating usage to mobile and fixed-to-mobile calling.

Table 4 shows information about our local call business.

Table 4 - Local call data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions)			(% change)
Local call revenue
Retail	1,525	1,683	2,271	(9.4)	(25.9)
Domestic wholesale	255	295	223	(13.6)	32.3
Sub-total	1,780	1,978	2,494	(10.0)	(20.7)
Value-added services
Retail	143	141	138	1.4	2.2
Domestic wholesale	24	24	14	0.0	71.4
Sub-total	167	165	152	1.2	8.6
Total local call revenue	A$1,947	A$2,143	A$2,646	(9.1)	(19.0)

Number of local calls	10,799	11,198	11,605	(3.6)	(3.5)

Note: statistical data represents management's best estimates.

Retail revenue for local calls has been negatively affected by price decreases, primarily as a result of price re-balancing between our products. In addition, competition through local call resale has also impacted our revenues. Over the three-year period we have decreased local call prices as an offset to higher basic access fees. Local call prices excluding value added services decreased by an average of 6.7% in fiscal 2002 reflecting this continuing re-balancing of access and call product prices. Generally call volumes fell over the three-year period reflecting customers migrating to other products, such as mobile and fixed-to-mobile calling and internet-based products, despite a fairly stable number of services in operation.

We have lost market share in the local call market as our competitors have grown their customer bases and market share through either building their own access networks or supplying their customers through the wholesale services provided by us or other carriers. This has also been facilitated by the introduction of local number portability in fiscal 2000. This is reflected in increased revenue from domestic wholesale customers. Local call revenue from wholesale customers now represents 14.3% of our local call revenue compared with 14.9% in fiscal 2001 and 9% in fiscal 2000.

Our fiscal 2001 revenue compared to our fiscal 2000 revenue was also negatively affected by the absorption of the impact of the goods and services tax (GST) in some of our local call prices with the introduction of GST on 1 July 2000. This reduced the level of call revenue in fiscal 2001 by approximately A$158 million. For example, basic local calls from 1 July 2000 continued to be charged to our customers at 22 cents per call (inclusive of GST) so that our revenue reduced to 20 cents per call.

The increased penetration of products that provide our customers with different pricing options and our business and government customers using products that provide local calls of short duration at a lower timed rate, have also impacted our local call revenue.

Our revenue from billable value added services was relatively flat in fiscal 2002 after an 8.6% increase in fiscal 2001. Customers using our calling number display services increased from 503,000 in fiscal 2000 to 785,000 in fiscal 2001 and 896,596 in fiscal 2002.

National long distance calls

Our operating revenue from national long distance calls consists of revenue from national long distance calls made from our PSTN network to a fixed network.

We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.

General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives largely drive our national long distance call revenue. Falling prices and price rebalancing have led to increases in market volume of minutes of calls, however competitive activity continues to negatively affect our national long distance call revenue, directly through override and preselection and indirectly through competition for access lines. Competitive pressures are likely to continue to increase.

Table 5 shows information about our national long distance calls.
 Table 5 - National long distance call data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions)			(% change)

National long distance call revenue
Retail	1,161	1,252	1,390	(7.3)	(9.9)
Domestic wholesale	7	15	16	(53.3)	(6.3)
Total national long distance call revenue	A$1,168	A$1,267	A$1,406	(7.8)	(9.9)

National long distance call minutes	8,946	8,833	9,396	1.3	(6.0)

Note: statistical data represents management's best estimates

Our operating revenue from national long distance calls declined each year of the three-year period, primarily due to:

    capping of prices for some national long distance calls, as part of our price rebalancing strategy. These capped call prices were decreased in fiscal 2001 and further decreased in fiscal 2002;
    loss of customers through increased competition in the local call market. Where the customer changes their provider for local call services they tend to select the same provider for long distance services; and
    customers using alternative products, such as fixed-to-mobile, mobile and internet-based products.

Volumes have increased slightly in fiscal 2002, mainly as a result of the increased take-up of price rebalancing packages that include capped national long distance calls. Volumes had declined in fiscal 2001 compared with fiscal 2000, due mainly to competition and the use of alternative products.

To address competition we have introduced competitively priced packages. With the continued strong growth of mobiles in the Australian market, we expect national long distance call revenue will continue to be impacted by customer migration to mobile services and increased fixed-to-mobile calls. This revenue will also continue to be impacted by further price rebalancing.

Fixed-to-mobile calls

Our fixed-to-mobile revenue is generated by calls made on our PSTN network to a mobile network. The growth of the Australian mobile telecommunication market has driven revenue growth in this product.

Table 6 shows information about our fixed-to-mobile call revenue.
 Table 6 - Fixed-to-mobile call data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions)			(% change)

Fixed-to-mobile call revenue
Retail	1,401	1,261	1,176	11.1	7.2
Domestic wholesale	18	26	44	(30.8)	(40.9)
Total fixed-to-mobile call revenue	A$1,419	A$1,287	A$1,220	10.3	5.5

Fixed-to-mobile call minutes	3,691	3,268	3,022	12.9	8.1

Note: statistical data represents management's best estimates

On 1 October 1999 fixed-to-mobile preselection was introduced, whereby the carriage service provider selected by a customer for national long distance calls automatically became the customer's provider for fixed-to-mobile calls.

In fiscal 2001 and fiscal 2002 our fixed-to-mobile revenue showed strong growth due largely to the increased number of mobile services in the Australian market. Minutes of use of our fixed-to-mobile product has grown by 8.1% in fiscal 2001 and by 12.9% in fiscal 2002, which reflects increased use of fixed-to-mobile calls in line with growth in the total mobile market. Although prices are still subject to competitive pressure, reductions have not been as significant as those surrounding the preselection period. Reduced per minute prices for fixed-to-mobile calls in fiscal 2002 were mostly offset by increased connection charges. We expect pressure on fixed-to-mobile pricing to increase.

Fixed-to-mobile revenue may also be negatively affected if we lose market share in local calls. This is because, generally, customers will choose the same carriage service provider for fixed-to-mobile calls as they do for local calls.

International telephone services

Over the three-year period our operating revenue from international telephone services included operating revenue we generated from:

    international calls made from Australia to a destination outside Australia (outbound); and
    operator-assisted international calls.

In fiscal 2000 and fiscal 2001 we also earned revenue from:

    the fees we charged overseas telecommunications companies for transmitting and terminating international calls made from outside Australia to a destination in Australia (inbound); and
    the fees we charged overseas telecommunications companies for the use of our network for international calls originating outside of Australia that were destined for another country (transit).

Effective February 2001, we completed the sale of our global wholesale business to REACH. Fiscal 2001 international telephone services revenues reflected revenue from inbound calls and transit traffic of A$361 million for the period 1 July 2000 to 31 January 2001 which are now recorded by REACH. We account for REACH under the equity method of accounting.

Our operating revenue from international outgoing calls is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition and promotion and advertising. Competition and price rebalancing has affected our international telephone services business and this is expected to continue.

Our customers are able to select between different pricing packages. These are generally based on destination, duration, time of day and day of week of the call, but may also include flexible features, such as allowing customers to make overseas calls that are charged in 30 minute blocks of time.

Table 7 shows information about our international telephone services.

Table 7 - International telephone services data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions)			(% change)
International telephone services revenue
Outbound	319	325	364	(1.8)	(10.7)
International assisted/other	90	91	109	(1.1)	(16.5)
Sub-total	409	416	473	(1.7)	(12.1)
Inbound	-	297	333	-	(10.8)
Transit	-	73	166	-	(56.0)
International telephone services revenue	A$409	A$786	A$972	(48.0)	(19.1)

International incoming minutes	-	747	1,033	-	(27.7)
International outgoing minutes(1)	819	739	776	10.8	(4.8)

Note: statistical data represents management's best estimates.
 (1) International outgoing minutes for international settlement purposes also include international outgoing minutes from mobile telephone service, ISDN and public payphones operated by us.

Our revenue from international telephone services continued to decline over the three-year period principally as a result of competitive pricing pressures and price rebalancing which more than offset growth in volumes. In addition, effective 1 February 2001, our revenues from transit traffic and from inbound calls are now recognised by REACH.

We have introduced packages, such as HomeLine™ Plus, as part of our price rebalancing strategy and in response to competitive pressures. These packages encourage our customers to stay with us and provide our customers with options to select pricing structures to suit their telephony spending patterns. Approximately 2.9 million customers have now taken up the HomeLine™ Plus package option. These packages reduced our rates for calling some countries by up to 30% and consequently our outbound international revenue decreased in fiscal 2001 and fiscal 2002.

During the three-year period our outgoing volumes were affected by:

    increasing competition in the market;
    the introduction of our 0018 Easy option from September 2001;
    the acquisition of approximately 189,000 customers following the collapse of one of our competitors, One.Tel in May 2001; and
    in fiscal 2000 price reductions for high traffic destinations, a small number of special offers and the higher number of international calls made over the Christmas and New Year period due to the turn of the millenium.

Until the sale of our global wholesale business to REACH in February 2001, our operating revenue from international incoming calls continued its upward trend, particularly during the Sydney 2000 Olympics. Until January 2001 this more than offset the decline in both outbound and transit revenue. The lower A$ exchange rate during fiscal 2001 also improved inbound revenue which was received in foreign currency.

Operating revenue from transit traffic declined in fiscal 2001 and fiscal 2000 as competition reduced prices on some traffic routes. Therefore, while transit volumes increased in fiscal 2001, changes in countries called and reduced prices led to a reduction in transit revenue. Transit revenue is recognised in the books of REACH from February 2001.

Over the three-year period our revenue from operator-assisted international calls continued to decline as more of our customers made their international calls by dialling directly rather than relying on an operator to make the connection.

Mobile goods and services

Our operating revenue from mobile telecommunications services is driven mainly by the increasing popularity of mobile telephone services in Australia and increasing usage, as well as increased use of our value-added services. Plan options allow free and discounted calls at certain times to other MobileNet® customers and to fixed line services. Voice airtime charges have been trending downward during the past two years and we expect this trend will continue in future years, particularly as this market continues to be more competitive.

The mobile telecommunications market grew substantially during the three-year period, particularly stimulated by the introduction of low access fee plans and the increasing popularity of prepaid offerings. However, the rate of market growth has declined and we expect this trend to continue as the market becomes more saturated. We also expect that average revenue per SIO for voice calls will continue to decline as the percentage of the population with mobile telephone services extends to more low-volume customers and airtime charges trend downwards. We expect that mobile data usage will continue to increase.

A component of operating revenue from mobile goods and services relates to sales of mobile handsets to dealers, which we now sell at a small mark-up to cover our distribution costs.

In fiscal 2000, we rolled out a new mobile network with national coverage based on digital technology known as CDMA. This CDMA network complements our existing GSM digital network and provides coverage in all areas previously covered by our analogue network. CDMA now has a substantial base of retail customers, as well as resale customers. Our analogue network was closed in fiscal 2001.

Table 8 shows information about our mobile goods and services.
 Table 8 - Mobile goods and services data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions except statistics)			(% change)

Access fees and call charges	2,734	2,567	2,479	6.5	3.5
Value-added services:
International roaming	143	120	90	19.2	33.3
Mobile MessageBank® (8)	149	96	69	55.2	39.1
Mobile data	216	123	29	75.6	324.1
Total value-added services	508	339	188	49.9	80.3
Mobile services revenue	3,242	2,906	2,667	11.6	9.0
Mobile handset sales	233	215	326	8.4	(34.0)
Mobile goods and services revenue (1)	A$3,475	A$3,121	A$2,993	11.3	4.3

Mobile telephone minutes (2) (in millions)	5,780	5,277	4,372	9.5	20.7
Average minutes per SIO per month	87	95	97	(8.4)	(2.1)

	(in thousands)
Mobile services in operation (SIO) (5)
GSM	5,346	4,712	3,734	13.5	26.2
CDMA	596	464	278	28.4	66.9
Analogue	-	-	80	-	-
Total mobile SIO	5,942	5,176	4,092	14.8	26.5

Prepaid mobile SIO	1,880	1,212	488	55.1	148.4
Postpaid mobile SIO	4,062	3,964	3,604	2.5	10.0
Total mobile SIO	5,942	5,176	4,092	14.8	26.5

Market penetration (7)	64%	58%	48%	6.0	10.0
Deactivation rate	14.7%	17.3%	15.4%	(2.6)	1.9

	(in A$)
Average revenue per SIO per month (3)	48.60	52.47	58.75	(7.4)	(10.7)
Average prepaid revenue per SIO per month(4)	10.05	13.24	14.89	(24.1)	(11.1)
Average postpaid revenue per SIO per month(3)	63.16	61.26	62.50	3.1	(2.0)
Average mobile data revenue per SIO per month(6)	3.24	2.21	0.63	46.6	250.8

Note: Statistical data represents management's best estimates. The statistics above include approximately 226,000 prepaid SIO which are in the process (since 30 June 2002) of being deactivated as they are outside of the recharge only period.
 (1) Excludes revenue from:
  call termination charges, including calls from our fixed network which we categorise as fixed-to-mobile;
  resale of analogue and CDMA services to other carriers, which is included in intercarrier services revenue; and
  RWC, which is included in various controlled entities' sales revenue.
(2) Outbound minutes based on calling party pays billing, excluding minutes used by Telstra internal mobile services.
 (3) Based on mobile services revenue.
 (4) Based on voice only revenue. Average prepaid revenue per SIO per month based on mobile services revenue is A$13.01 for fiscal 2002. This data is not available for prior years.
 (5) Excludes mobile SIOs used internally.
 (6) Mobile data revenue per SIO is included in average revenue per SIO and average postpaid revenue per SIO.
 (7) Estimate of total market mobile SIOs divided by total population of Australia, based on population information available from the Australian Bureau of Statistics.
 (8) Includes Memo

Mobile services revenue increased during the three-year period principally due to strong growth in the number of mobile telephone customers and minutes of use and strong increases in revenue from Mobile Value Added Services (mobile data, messaging and roaming). Although volumes and SIOs increased during the three-year period, revenue growth was tempered by lower average airtime charges and a higher percentage of new customers connecting on prepaid services. Generally, prepaid customers have lower usage patterns than postpaid customers. At 30 June 2002 prepaid SIOs comprised approximately 31.6% of total SIOs, up from 23.4% as at 30 June 2001 and 11.9% at 30 June 2000. As a result of these factors, average revenue per SIO per month has trended downward with a 7.4% decrease in fiscal 2002 compared to fiscal 2001 and a 10.7% decrease in fiscal 2001 compared to fiscal 2000. Despite ongoing pricing pressures, average revenue per SIO for postpaid connections increased by 3.1% in fiscal 2002 due to increased usage of value added services, particularly mobile data.

During the three-year period, revenue growth was supported by strong growth in value-added services such as:

    international roaming; and
    increased usage of short messaging services (SMS), shown under mobile data. The increase in use of this service is due in part to the removal of intercarrier SMS restrictions in April 2000, allowing the free flow of messages between different networks.

Revenue from MessageBank®, our voice message service has increased over the three-year period. In fiscal 2001 the increase was due to increased usage of this product, however usage flattened in fiscal 2002. The increase in fiscal 2002 was primarily due to a reclassification of revenue previously included in access fees and call charges.

In fiscal 2001 handset sales revenue declined compared to fiscal 2000 due to lower volumes and a greater proportion of lower-priced handsets sold primarily to our prepaid customers. In addition, sales of handsets increased just prior to the closure of the majority of our analogue network in December 1999. In fiscal 2002 revenue from handset sales has increased under our "More 4 you" and "More 4 business" offerings, as we now charge customers higher prices for handsets sold via our direct channels.

During the three-year period, the number of SIOs increased primarily due to:

    revised pricing tariffs and promotions, including targeted offerings to analogue customers moving to digital services as well as the launch of CDMA;
    an expanded range of channels to market;
    continued growth from the sale of the prepaid phone pack offering for customers with anticipated low calling patterns; and
    overall market growth.

While the number of our CDMA SIOs is modest, compared with the number of our GSM network SIOs, the rate of CDMA SIO growth was strong in fiscal 2001 and continued to be strong in fiscal 2002, following the deployment of our CDMA network in October 2000. Mobile number portability has not had a significant impact on SIOs since its inception in September 2001.

Our deactivation rate declined from approximately 17.3% in fiscal 2001 to 14.7% in fiscal 2002, following an increase from 15.4% in fiscal 2000. Deactivation rate is influenced by a number of factors, the most significant of which is competition from other carriers. Other factors influencing deactivation rate include customers' payment defaults and short-term disconnections.

In fiscal 2001 we decreased our mobile services revenue by A$34 million to reflect the effect of the adoption of SAB 101. Under SAB 101 we now recognise revenue on some services, such as upfront connection fees and some prepaid services, over the average SIO life rather than at the point of sale. A portion of this deferred revenue was recognised in fiscal 2002 and the remaining amount deferred will be recognised in fiscal 2003.

We have recently undertaken a review of subscriber profiles to identify those prepaid subscribers who are within their contractual recharge only period and not generating revenue. Since 30 June 2002 we have commenced deactivating approximately 226,000 prepaid SIOs outside of the contractual recharge only period. This process will be completed in fiscal 2003.

Given the proximity of the deactivation to the end of fiscal 2002, table 9 details the effect of the deactivation of these prepaid subscribers on the key performance indicators of the mobiles business if it had been effective on 30 June 2002.

Table 9 - Mobile goods and services data assuming deactivation of 226,000 prepaid services at 30 June 2002
Year ended 30 June
2002
(in thousands, except percentage)
Mobile services in operation (SIO) (2)
GSM	5,120
CDMA	596
Total mobile SIO	5,716

Prepaid mobile SIO	1,654
Postpaid mobile SIO	4,062
Total mobile SIO	5,716

Market penetration (1)	63%

(in minutes)
Average minutes per SIO per month	88

(in A$)
Average revenue per SIO per month (3)	49.61
Average prepaid revenue per SIO per month(4)	10.84
Average postpaid revenue per SIO per month(3)	63.16
Average mobile data revenue per SIO per month(5)	3.31

Note: Statistical data represents management's best estimates.
 (1) Estimate of total market mobile SIOs divided by total population of Australia, based on population information available from the Australian Bureau of Statistics.
 (2) Excludes mobile SIOs used internally.
 (3) Based on mobile services revenue.
 (4) Based on voice only revenue. Average prepaid revenue per SIO per month based on mobile services revenue is A$14.04 for fiscal 2002. This data is not available for prior years.
 (5) Mobile data revenue per SIO is included in average revenue per SIO and average postpaid revenue per SIO.

In August 2002 we reduced the contractual recharge only period from 12 to 6 months for new prepaid services. From fiscal 2003 we will report our SIO base and key performance indicators net of prepaid deactivations. Prepaid SIOs outside of the contractual recharge only period will be automatically deactivated.

Data and internet services

Our operating revenue from data and internet services is driven primarily by:

    demand for capacity to support business networking;
    the increased use of data services by small and medium-sized enterprises;
    the introduction of new products to meet customer needs;
    the increased use of the internet by businesses and consumers; and
    the movement of our customers from basic access and associated calling products to other access services, such as ISDN and ADSL.

While the data and internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.

Table 10 shows information about our data and internet services.

Table 10 - Data and internet services data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions, except access lines and subscriber numbers in thousands)			(% change)

Data and internet services revenue
Retail	2,641	2,672	2,442	(1.2)	9.4
Domestic wholesale	497	508	399	(2.2)	27.3
Total data and internet services revenue	A$3,138	A$3,180	A$2,841	(1.3)	11.9

Consisting of:
Integrated services (incl. ISDN)	1,188	1,259	1,186	(5.6)	6.2
Data lines	339	353	336	(4.0)	5.1
Leased lines	224	233	228	(3.9)	2.2
International leased	110	228	190	(51.8)	20.0
Packet switching	434	431	340	0.7	26.8
FaxStream®	290	299	312	(3.0)	(4.2)
Internet and ISP	553	377	249	46.7	51.4
Total data and internet services revenue(1)	A$3,138	A$3,180	A$2,841	(1.3)	11.9

ISDN access lines (basic access line equivalents)	1,268	1,235	1,049	2.7	17.7
FaxStream® services access lines	400	413	427	(3.1)	(3.3)

Narrowband subscribers(2)	1,108	890	541	24.5	64.5
Broadband subscribers(3)	168	78	24	115.4	225.0
Total online subscribers	1,276	968	565	31.8	71.3

Note: statistical data represents management's best estimates.
 (1) Excludes calling charges associated with internal access.
 (2) Includes subscribers to our BigPond™Home and BigPond™ Business services.
 (3) Includes subscribers to our BigPond™ADSL, BigPond™ Cable modem, BigPond™ Satellite, HyperConnect, ISP Connect and Flexstream® services.

In fiscal 2001 our operating revenue from data and internet services grew strongly compared to fiscal 2000 mainly due to increased revenue from ISDN, packet switching including domestic and international frame relay, and internet services. This growth was mostly due to:

    increased customer demand for flexible, high capacity data transmission; and
    increased penetration and use of the internet.

In December 2000 we sold our Tran$end and Argent packet switching business to Keycorp. Since January 2001 revenue from these products has been included in various controlled entities' revenue.

In fiscal 2002, our operating revenue from data and internet services fell marginally. This fall in revenue is mainly attributable to:

    reductions in international leased lines revenue due to:
      price reductions, as a result of multiple participants and excess capacity in the market; and
      the general slowdown in international line demand due to the slowdown in the global economy;
    a reduction in revenue from integrated services due to continued re-balancing of our product prices; and
    the sale of our Tran$end and Argent business to Keycorp.

Growth in our internet and ISP revenue partially offset these negative factors.

Despite the sale to Keycorp of our Tran$end and Argent business, revenue from our packet switching products was relatively flat, due to growth in LAN/WAN products, such as frame relay and Telstra ATM, which offer high-speed transmission for video, voice and the internet.

In fiscal 2001 growth in revenue for integrated services, particularly in ISDN international calls, was due in part to the increased demand arising from the staging of the Sydney 2000 Olympics in September 2000. The rate of growth flattened in the second half of fiscal 2001 and revenue declined in fiscal 2002 due mainly to the impact of price rebalancing.

In addition, in August 2000 we commenced the rollout of ADSL which provides high speed internet access. We have seen some migration of our existing ISDN customers to the new service, as well as other customers moving from basic access to ADSL, rather than to ISDN, and expect this trend to continue. Hence, we expect ISDN revenue may decrease slightly as the ADSL roll-out continues, although this should not be dramatic. Revenue from ADSL in fiscal 2002 amounted to A$64 million, compared to A$13 million in fiscal 2001 and is included in the internet and ISPs line.

During the three-year period our revenue from internet and ISP services has continued to grow strongly, even though we have reduced our prices due to competition. The subscriber base for our narrowband products, Telstra BigPond™ Home and Business, has continued to grow during fiscal 2002, as has the subscriber base for our broadband services. However, despite the higher volumes, our revenue per subscriber has decreased due to the lower prices that have occurred in this highly competitive market. Over time, we expect our revenue from internet access and ISP services to become a larger component of this product category.

FaxStream® is a mature product facing competition from other data and internet products. The number of FaxStream® services access lines has declined progressively over the period.

Directory services

Our operating revenue from directory services is derived primarily from directory advertising, both print and online, non-directory advertising and other business services.

Table 11 shows information about our directory services revenue.

Table 11 - Directory services revenue
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Directory services revenue	1,169	943	1,122	24.0	(16.0)

Our directory services revenue in fiscal 2001 included a negative adjustment of A$204 million to reflect the effect of SAB 101 on periods prior to fiscal 2001. Under SAB 101 we now recognise all revenue when the Yellow Pages® directory has been published and delivered to greater than 60% of the market. Previously we recognised 40% at point of sale and 60% when the directory was published. This deferred revenue has been recognised in full in fiscal 2002. Excluding the impact of this negative adjustment, our directory service revenue in fiscal 2001 would have been A$1,147million.

Over the three-year period we experienced steady growth in White Pages™ directory revenue, mainly through the introduction of new features and aggressive sales campaigns. In a market environment where revenue in most forms of advertising, especially print advertising, declined in fiscal 2002 our Yellow Pages® print advertising revenue grew marginally in fiscal 2002, at 0.2%.

Electronic, internet and other directory revenues increased over the three-year period to A$48 million in fiscal 2002, stimulated by the introduction of new listing features and enhanced functionality in both our Yellow Pages® OnLine and White Pages™ OnLine sites, the launch of Sensis® Webworks and the expansion of our location and navigation services.

During fiscal 2002 we also acquired CitySearch and the Web Ad Sales unit of BMC Media. These acquisitions will be fully integrated during fiscal 2003 and are expected to contribute markedly to directory services revenue.

Customer Premises Equipment

Our operating revenue from customer premises equipment (CPE) consists mainly of revenue from:

    rental and sale of telephones, facsimile machines and other telecommunications equipment; and
    installation fees for additional basic access lines in residential homes, where more than one line is required.

Prior to the sale of our PABX business CPE revenue also included maintenance fees for PABX systems.

Table 12 shows information about our customer premises equipment revenue.

Table 12 - Customer premises equipment revenue
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Customer premises equipment revenue	226	280	336	(19.3)	(16.7)

Our revenues from customer premises equipment products and services declined over the three-year period due mainly to:

    the sale of our PABX business in the first half of fiscal 2002 as part of our strategy to wind down operations in this market; and
    continued competition in this market.

We expect this decline in CPE revenues to continue as we exit the CPE market.

Intercarrier services

Our operating revenue from intercarrier services consists of revenue from providing telecommunications services to other carriers or carriage service providers, including REACH from February 2001. Our operating revenue from resale activity is categorised according to the product or service resold.

During the three-year period, many new competitors have entered the Australian telecommunications market as carriers or carriage service providers. As the Australian telecommunications markets expand generally, we expect that demand for our intercarrier services may increase. Due to competitive pressures and regulated prices we do not expect significant revenue growth rates from this product in future years.

Table 13 shows information about our intercarrier services revenue.

Table 13 - Intercarrier services revenue
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Intercarrier services revenue	1,121	1,133	828	(1.1)	36.8

In fiscal 2001 our operating revenue from intercarrier services increased compared to fiscal 2000 primarily due to:

    increased originating traffic on our network by customers of other carriers; and
    increased terminating calls by other carriers on both our mobile and fixed networks.

In fiscal 2002 our operating revenue from intercarrier services declined compared to fiscal 2001 principally due to:

    the collapse of One.Tel in May 2001 and other reductions in wholesale SIOs;
    the progressive reduction of interconnect rates of up to 60% for PSTN/ISDN originating and terminating, local call interconnect and mobile originating and terminating through commercial negotiations with our wholesale customers. These rate reductions are consistent with the industry trend of lower interconnect rates; and
    partially offset by increased volumes in both mobiles and PSTN/ISDN originating and terminating access.

Our volumes from intercarrier services during the three-year period have been affected by:

    the introduction of fixed-to-mobile preselection on 1 October 1999 that has led to an increase in traffic from other carriers' customers originating on our fixed network and terminating on our mobile network, as well as the increased market growth of mobile telephony services;
    the impact of competition in the retail market in the provision of basic access, local calls, national long distance calls and mobile services. These services are now also provided by other carriers, many of which use our intercarrier services to deliver their services to their customers;
    an increase in the number of carriers in the Australian telecommunications market and increased demand from other carriers for the use of our facilities. This has occurred particularly in:
      mobile towers, where we allow other carriers to install their equipment and share our transmission facilities; and
      our exchanges, where other carriers co-locate their equipment needed for the provision of ULL and ADSL.

Our operating revenue from intercarrier services in fiscal 2002 includes revenue from REACH of A$76 million. For the 5-month period to 30 June 2001 intercarrier services revenue from REACH was A$53 million. In January 2002 we renegotiated the prices we are charged by REACH to lower levels, in line with current market prices.

In addition our intercarrier services revenue in fiscal 2001 included A$29 million of revenue generated by our global wholesale business, which we have sold to REACH.

Inbound calling products

Our operating revenue from inbound calling products consists principally of:

      subscription and call charges for inbound calling services, such as Freecall™ 1800, Freecall™ One8, Priority® 1300 and Priority® One3; and
      revenue from enhanced call centre products using network voice processing, which provides access to advanced call-handling capabilities, without customers having to purchase and maintain their own networks.

The revenue for inbound calling services refers to:

      the fees we charge our business customers for the provision of the inbound calling numbers; and
      for Freecall™1800 and Freecall™ One8 the cost of the call.

Under Priority® 1300 and Priority® One3 the calling party from a PSTN service incurs a cost of 25 cents (including GST), from anywhere in Australia, which is recorded in local call revenue. The other components of the call charges, as applicable, are charged to the service owner. Calls made from a PSTN service under the Freecall™1800 and Freecall™ One8 service are all charged to the party called, with no cost incurred by the caller. Different charges apply for calls made from ISDN, mobiles and payphones.

Table 14 shows information about our inbound calling products revenue.

Table 14 - Inbound calling products revenue
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions)			(% change)

Inbound calling products revenue	A$348	A$434	A$433	(19.8)	0.2

Inbound calling product minutes	3,458	4,008	3,682	(13.7)	8.9

Note: statistical data represents management's best estimates.

Revenue from inbound calling products was relatively flat in fiscal 2001 compared to fiscal 2000 and declined in fiscal 2002. Volumes increased in fiscal 2001 as usage of our inbound calling products continued to grow, prior to the introduction of inbound number portability (INP) on 30 November 2000. INP allows customers to switch providers of this service without changing the telephone number for the service rendered.

While the impact of INP on volumes was minimal in fiscal 2001, we commenced reducing prices during this period in response to increased competition. INP and competition has continued to impact fiscal 2002 revenues as we have continued price reductions and volumes have decreased. We lost one of our major customers in fiscal 2002, which also impacted our revenues and volumes.

We are seeking to stabilise revenue from this product category by establishing new Contact Centre Solutions.

Solutions management

Our operating revenue from our Managed Solutions™ product is derived from managing all or part of a customer's IT or telecommunications services, including managing:

    our network-based enhanced voice and data switching products and virtual private network products and the provision of related professional services;
    our core data products including ATM, frame relay, ISDN, ADSL and dedicated data network equipment;
    a customer's call or contact centre, including network services, equipment, third party hardware and applications and professional services;
    mobile phone networks and new wireless based technologies such as wireless LANs;
    IT based products and services, including firewalls, desktops, peripheral services and application service products; and
    complex once-off or whole of business solutions incorporating a range of the above services.

Table 15 shows information about our solutions management revenue.

Table 15 - Solutions management revenue
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Solutions management revenue	352	306	235	15.0	30.2

On 31 March 2000 we acquired the remaining 50% of Advantra Pty Ltd (subsequently renamed Telstra Enterprise Services Pty Ltd (TES)) that we did not previously own. TES is a specialised network services provider. During the three-year period our solutions management revenue increased due to:

    increased demand from the banking and financing sector;
    continued strong growth in our Telstra managed services business; and
    consolidation of the results of TES, from the last quarter of fiscal 2000.

While there has been reduced discretionary spending by our business customers we have renewed long-standing customer contracts and secured a number of new major contracts in fiscal 2002. We expect continued growth in this sector.

Various controlled entities' revenue

Some of our controlled entities' operating revenue is included in the product categories to which they relate, including the following:

    Pacific Access (name changed to Sensis® Pty Ltd (Sensis®) on 19 August 2002) operating revenue is included in Directories revenue; and
    TES' operating revenue is included in Solutions Management revenue.

Table 16 includes information about the revenue that we consolidate from various controlled entities.

Table 16 - Various controlled entities' sales revenue
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Sales revenue (100%) of:
RWC	1,080	492	-	119.5	-
NDC	162	259	128	(37.5)	102.3
TelstraClear	294	-	-	-	-
Other controlled entities	465	598	782	(22.2)	(23.5)
Total various controlled entities' sales revenue	2,001	1,349	910	48.3	48.2

Our consolidated revenue from various controlled entities over the three-year period has increased primarily due to the inclusion of revenues from:

    RWC, from February 2001;
    TelstraClear, from December 2001; and
    Keycorp, from January 2001, which includes Tran$end and Argent revenue previously included in data and internet services revenue. We will not consolidate the revenues of Keycorp in fiscal 2003 and future years.

This increased revenue was achieved despite decreased revenue from other controlled entities due to:

    the sale of some of these entities as part of the sale of our global wholesale business to REACH in February 2001. These entities recorded revenue of A$144 million for the 7 months to 31 January 2001; and
    the scale down of the operations of the Vietnam and Cambodia Business Co-operation Contract (BCC), as expected.

NDC's revenue has decreased in fiscal 2002 due to the general slow down of network construction activity undertaken by NDC following a period of increased activity from new technology companies.

Refer "Operating and Financial Review and Prospects - International business ventures" for discussion on RWC and TelstraClear.

Other sales and services

The principal components of operating revenue we record in other sales and services are:

    payphones;
    operator-assisted services; and
    other minor revenue items, including voicemail for fixed lines, recorded services, commercial works and other enhanced call products and radio services.

Table 17 shows information about the three main items included in our other sales and services revenue.

Table 17 - Other sales and services revenue
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Other sales and services revenue from:
Payphones	154	166	190	(7.2)	(12.6)
Operator-assisted services	116	122	97	(4.9)	25.8
Other minor items	419	341	1,109	22.9	(69.3)
Total other sales and services revenue	689	629	1,396	9.5	(54.9)

In fiscal 2000 we recognised A$734 million of revenue in relation to the Jindalee Operational Radar Network (JORN) contract. In 1997 and prior years, we recorded provisions for losses of A$585 million for this contract. As our obligations under the JORN project were finalised in fiscal 2000 we recorded both the revenue and expenses associated with this project in this period. The revenue was recorded in other sales and services revenue and the expenses were recorded in direct cost of sales.

In fiscal 2002 operator assisted services volumes fell due to customers using alternative products, such as White pages™ and Yellow Pages® online and Telstra call connect. This occurred despite an initial upward trend in fiscal 2001, compared with fiscal 2000, caused by higher demand for call connect and chargeable directory assistance services.

Over the three-year period our payphones business revenue has continued to decrease, impacted by substitution of other products, particularly mobiles.

Revenue from other minor items has increased in fiscal 2002 due to increased usage of products and services such as Conferlink, Securidial and Internetwork Management Services.

Other revenue

Table 18 shows information about other revenue by category.

Table 18 - Other revenue by category
	Year ended 30 June
	2002	2001	2000
	(in A$ millions)

Other revenue
Dividends received/receivable	1	16	12
Miscellaneous revenue	303	985	308
Sub-total other revenue	304	1,001	320

Revenue from sale of:
Property, plant and equipment	246	288	243
Controlled entities	-	120	248
Investments in listed securities and other corporations	22	603	177
Patents, trademarks and licences	1	14	-
Businesses	33	2,273	149
Associates	-	-	25
Joint Ventures	-	5	-
Total revenue from sale of assets	302	3,303	842
Total other revenue(1)	606	4,304	1,162

(1) Interest revenue received/receivable is now included in net interest. Refer Table 25.

Over the three-year period the following one off transactions have impacted our other revenue from the sale of assets:

    the disposal of our global wholesale business and certain controlled entities in February 2001 to REACH for A$2,372 million;
    the sale of our 15% interest in Computershare for A$546 million in fiscal 2001;
    the sale in fiscal 2000 of our wholly owned entity, Telstra New Zealand Limited, to TelstraSaturn (now TelstraClear) for A$195 million;
    the sale in fiscal 2000 of our global satellite communications business, Inmarsat Holdings plc for A$170 million, in exchange for a 35% interest in the joint venture now holding these assets; and
    the sale in fiscal 2000 of a portion of our interest in Infonet Services Corporation for A$115 million.

Dividends received in fiscal 2002 were lower compared with fiscal 2001 due to dividends paid by Intelsat in fiscal 2001 under contractual obligations while it was a satellite consortium. Since incorporation on 18 July 2001, Intelsat has not declared a dividend.

In fiscal 2001 miscellaneous revenue increased as a result of the writeback of A$725 million superannuation contributions, due to the release of our obligation to continue to pay contributions to the Telstra Superannuation Scheme.

Our miscellaneous revenue in fiscal 2002, excluding the superannuation write-back, increased mainly due to government subsidies we received for work under the Extended Zone Untimed Local Call tender, as part of the Rural Telecommunications Infrastructure Fund. This was offset in part by lower Universal Service Obligations levy receipts.

Operating expenses

We categorise our operating expenses into labour expense, direct cost of sales, depreciation and amortisation and other expenses. Interest expense is not included in operating expenses. Refer "Net interest".

Table 19 provides a breakdown of our operating expenses by each of our major categories of operating expenses for the three-year period.

Table 19 - Operating expense and share of net equity accounted losses data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Labour expense	3,240	3,122	3,800	3.8	(17.8)
Direct cost of sales	3,966	3,133	4,063	26.6	(22.9)
Other expenses	4,032	6,711	4,021	(39.9)	66.9
Sub total	11,238	12,966	11,884	(13.3)	9.1
Share of net equity accounted losses	81	183	58	(55.7)	215.5
Sub total	11,319	13,149	11,942	(13.9)	10.1
Depreciation and amortisation	3,267	2,871	2,646	13.8	8.5
Total operating expenses and net equity accounted losses	14,586	16,020	14,588	(9.0)	9.8

During the three-year period, our operating expenses were affected by a number of one-off significant events, including:

    a provision of A$572 million for the estimated cost of planned redundancies and restructuring for fiscal 2001 and fiscal 2002. This is reflected in labour expense in fiscal 2000;
    restructuring and redundancy costs of A$289 million in fiscal 2002 and A$44 million in fiscal 2001 that had not previously been provided for;
    A$734 million in direct costs of sales in fiscal 2000 arising from the finalisation of our obligations under the JORN contract;
    a reduction of A$560 million in direct cost of sales in fiscal 2001 reflecting the cumulative effect of the application of SAB 101 on recognition of operating expenses;
    A$1,520 million in other operating expenses in fiscal 2001 reflecting the cost of sale and deferral of 50% of the profit on sale of our global wholesale business and certain controlled entities to REACH;
    A$999 million write-down of our investment in RWC in fiscal 2001 reflected in other operating expenses; and
    A$301 million cost of sale of our shares in Computershare in fiscal 2001.

In addition to these one-off events, our operating expenses have also been impacted by:

    the consolidation of the operating expenses of our new business ventures RWC, Keycorp and TelstraClear, from February 2001, December 2000 and December 2001 respectively;
    the removal of operating expenses, including depreciation and amortisation, of A$326 million associated with our global wholesale business, after its sale to REACH effective February 2001;
    growth in our communications plant asset base and capitalised software development, which increased our depreciation expense;
    increased goodwill amortisation expense as a result of our acquisition of RWC; and
    ongoing cost control and cost containment programs.

In fiscal 2002, our share of net equity accounted losses included our share of profit from REACH for a full year, compared to 5 months in fiscal 2001. Also included in our share of net equity accounted losses in fiscal 2001 was the write-down of certain investments in listed entities totalling A$102 million.

The following tables provide more detailed information about expenses from each of our expense groupings.

Labour expense

Labour expense includes:

    salary and wages and related on-costs, including employer contributions to superannuation funds, workers' compensation, leave entitlements and payroll tax;
    costs of engaging contractor labour and agency costs; and
    restructuring costs, including redundancy.

Our domestic full-time employees include domestic full-time staff, domestic fixed-term contracted staff and expatriate staff in overseas controlled entities. Domestic full-time employees does not include persons involved in work undertaken through outsourcing arrangements for work previously performed by employees or a full-time equivalent measure of part-time and casual staff, overtime worked, full and part-time contracted staff or a measure of overseas local hires.

Table 20 shows information about our labour expense.

Table 20 - Labour expense
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in millions, except staff numbers in whole numbers)			(% change)

Labour expense	A$3,240	A$3,122	A$3,800	3.8	(17.8)

Domestic full-time employees(2)	40,427	44,874	50,761	(9.9)	(11.6)
Full-time employees and equivalents(1)	44,977	48,317	53,055	(6.9)	(8.9)

(1) Includes full-time, part-time and casual domestic and offshore employees, including employees of controlled entities.
 (2) Includes domestic full-time staff, fixed term contracted staff and expatriate staff working in overseas controlled entities.

Since 30 June 2000 we have reduced our number of domestic full-time employees from 50,761 to 40,427 as a result of our implementation of several cost reduction measures.

    In fiscal 2000, a provision of A$572 million was raised for the estimated cost of redundancies and business restructuring to occur over the two following years. This amount was included in labour expense in fiscal 2000.

As a result of additional redundancies that were not part of the approved plan our labour expense includes additional restructuring costs of:

    A$44 million in fiscal 2001; and
    A$289 million in fiscal 2002, of which A$150 million relates to redundancies at NDC.

Excluding the redundancy and restructuring costs provided for or expensed, during the three-year period labour expense decreased from A$3,190 million in fiscal 2000 to A$3,078 million in fiscal 2001 and A$2,951 million in fiscal 2002. This decrease reflects lower aggregate labour expenses, as our labour force is smaller. The reduction has been partly offset by:

    the use of employment agency staff in preference to full-time staff in order to manage costs more closely, better utilise staff as a variable resource in peaks and troughs and to satisfy specialised needs;
    increased labour rates across most areas of the business through award increases and the higher demand for the retention of high calibre staff;
    additional labour expense associated with the consolidation of:
      RWC from February 2001, which had 1,038 full-time employees and equivalents at 30 June 2002 and 1,281 at 30 June 2001;
      TelstraClear from December 2001, which had 1,189 full-time employees and equivalents at 30 June 2002; and
      TES from April 2000, which had 1,087 full-time employees and equivalents at 30 June 2002 and 975 at 30 June 2001.

We entered into business unit based enterprise agreements with our award staff which were certified in the Australian Industrial Relations Commission in December 2000. Pursuant to these enterprise agreements a 4% increase was delivered to the majority of our award-based staff in December 2000 and a further 4% in December 2001. Those award staff who were being paid above market rates of pay at that time were delivered a 2% increase. Staff on individual contracts received an average increase of 5% in October 2001, following an average increase of 4% in October 2000 and 4.2% in October 1999.

Based on the latest actuarial advice provided on the financial position of the Telstra Superannuation Schemes as at 30 June 2000, we anticipate that a surplus in the superannuation fund will continue. As a result employer contributions were not required in fiscal 2001 and fiscal 2002 and are unlikely to be required in fiscal 2003 and fiscal 2004.

Direct cost of sales

The largest component of our direct cost of sales is payments we make to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant components of our direct cost of sales over the three-year period related to costs of mobile handsets, mobile handset subsidies, dealer bonuses, commissions paid to indirect distribution channels, external construction and directory publishing costs.

Table 21 shows our other direct cost of sales during the three-year period.
 Table 21 - Direct cost of sales
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Direct cost of sales	3,966	3,133	4,063	26.6	(22.9)

Our direct cost of sales has been impacted by the following one-time events:

    in fiscal 2001 we decreased our direct cost of sales by A$560 million to reflect the effect of SAB 101. Under SAB 101, we now defer the recognition of some revenue and the direct cost of sales associated with that revenue. The nature of these deferrals is described above in "Operating revenue". The deferred expenses have been recognised in part in fiscal 2002 and will continue to be recognised as we recognise the associated revenue. See "Changes in accounting policies"; and
    in fiscal 2000 we recognised expenses of A$734 million relating to the finalisation of our obligations under the JORN contract.

Excluding the impact of these one-off events our direct costs of sales increased from A$3,329 million in fiscal 2000 to A$3,693 million in fiscal 2001 and A$3,966 million in fiscal 2002. These increases resulted primarily from:

    the consolidation of the direct cost of sales of RWC since February 2001, TelstraClear since December 2001 and Keycorp since December 2000. We will not consolidate the results of Keycorp in fiscal 2003; and
    increased network payments which comprised 41% of our direct cost of sales in fiscal 2002.

Our network payments have been impacted by the sale of our global wholesale business to REACH in February 2001. This business recorded direct cost of sales of A$223 million for the 7 months ended 31 January 2001. Amounts REACH charged us for terminating outgoing calls in fiscal 2001 were higher than the charges we had previously paid to other international carriers. This increased our network payments in fiscal 2001. In fiscal 2002 network payments decreased compared to fiscal 2001, mainly as a result of decreasing interconnect rates. This was offset in part by increased volumes and an increase in terminating traffic caused by:

    increased mobile voice, data (SMS) and international roaming traffic terminating on other carrier's networks; and
    higher volumes in international direct.

We have also incurred additional costs in relation to the increased use of our wholesale Global Linx product. Our revenue from this product increased by A$79 million in fiscal 2002.

Our costs for handset subsidies and incentives and commissions paid to dealers has declined in fiscal 2002, largely due to:

    the progressive removal of handset subsidies, except where mobiles are sold to corporate clients; and
    lower commission rates, as we now internally manage some MobileNet® customers who were previously managed externally.

Costs of external construction increased in fiscal 2001 but declined in fiscal 2002 due to a softening in the network construction market. These costs relate to network construction activities provided by NDC to external parties.

In fiscal 2002 information service provider payments increased mainly as a result of the increased volume of content provided on the telstra.com portal.

Other operating expenses

Our other operating expenses include such costs as:

    service contracts and agreements for outsourced activities, such as IT, cleaning services and warehousing and distribution;
    promotion and advertising;
    property costs, including rent, maintenance, municipal rates, land tax and power;
    network maintenance materials;
    travel costs;
    lease expense on operating leases;
    fleet running costs;
    bad and doubtful debts;
    the carrying value of assets and investments disposed of; and
    write-downs of investments and assets to recoverable amount.

Table 22 shows our other operating expenses during the three-year period.

Table 22 - Other operating expenses
	Year ended 30 June
	2002	2001	2000
	(in A$ millions)

Total other operating expenses	4,032	6,711	4,021

In fiscal 2002 we did not sell any of our significant investments or businesses. Expenses relating to investment and asset sales in fiscal 2001 include:

    the cost of sale and deferral of 50% of the profit on sale of our global wholesale business and certain controlled entities to REACH, of A$1,520 million;
    the cost of sale of our investment in Computershare of A$301 million;
    the cost of sale of our midrange IT equipment of A$107 million; and
    the cost of sale of our interest in Extant of A$36 million.

We assess the recoverable amount of our investments at each reporting date and where we consider that the recorded amount is not recoverable we write the investment down to recoverable amount. For more detail refer "Application of Critical Accounting Policies".

In fiscal 2001 we wrote down our investment in RWC by A$999 million. We also wrote down our investments in Solution 6, SMS Management and Technology Limited (formerly Sausage Software), Commander Communications and other smaller investments, by A$66 million. In fiscal 2002 we wrote down a number of minor investments, totalling A$26million.

As part of our negotiations with PCCW, in relation to our purchase of an additional 40% of RWC in June 2002, we reduced the value of the convertible note issued to us by PCCW in February 2001 by A$96 million. We now own 100% of RWC. Refer "New Business Ventures".

Our other operating expenses were also impacted by the following, over the three-year period:

    bad debts in the consumer market increased in fiscal 2002. In fiscal 2001 we incurred bad debts in relation to the collapse of One.Tel;
    higher rental expense for our operating leases, in particular for increased leased motor vehicles and for leased computers, as a result of the sale and operating leaseback of our midrange IT equipment;
    an increase in expenses relating to service contracts and other agreements which include network maintenance, fault repairs, pre-provisioning and activation work from A$1,285 million in fiscal 2000, to A$1,334 million in fiscal 2001 and A$1,354 million in fiscal 2002. This increase was attributable to increases in the number of service contracts and prices, as well as other minor issues such as an increase in maintenance costs for the CDMA network, as these costs were previously covered by warranties. We have also increased our use of outsourcing agreements, particularly in relation to IT professional services, in preference to using full-time employees. These increases were offset by decreases in labour and consultancy costs;
    continuing decreases, of A$97 million in fiscal 2002 and A$116 million in fiscal 2001, in our marketing, general and administration and other operating expenses, as a result of our focus on cost reduction;
    IT expenses of A$49 million for the implementation of GST and A$85 million for Year 2000 system changes in fiscal 2000; and
    the first inclusion of other operating expenses associated with RWC and TelstraClear which were consolidated from February 2001, December 2001 and December 2000 respectively. In fiscal 2002 these entities contributed other operating expenses of A$296 million.

Share of net equity accounted losses

Table 23 - Share of net losses of associates and joint venture entities
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Share of net losses of associates and joint venture entities	81	183	58	(55.7)	215.5

Our share of net losses of associates and joint ventures includes both profits and losses from our equity accounted investments.

In fiscal 2001 we wrote down our investments in Solution6, My Internet and Xantic, by A$102 million.

In fiscal 2002 our net equity accounted losses were impacted by:

    increased profits from our investment in REACH. We equity accounted for REACH for 5 months in fiscal 2001 and for a full year in fiscal 2002;
    increased losses from our investment in FOXTEL;
    increased losses from our investment in Australia-Japan Cable due to the commencement of depreciation following the completion of the network in December 2001;
    decreased losses from our investment in Solution 6 including an adjustment to reflect the dilution in our shareholding;
    the cessation of equity accounting our investment in Commander Communications in August 2000; and
    decreased losses from our investment in TelstraSaturn. In December 2001, we increased our ownership interest in TelstraSaturn and began consolidating its results. At the same time TelstraSaturn acquired CLEAR Communications and the company's name was changed to TelstraClear.

Depreciation and amortisation

Our depreciation and amortisation expense has been and will remain a major component of our cost structure, reflecting our capital investments.

Table 24 - Depreciation and amortisation
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Depreciation	2,612	2,402	2,357	8.7	1.9
Amortisation (excl. goodwill)	568	426	269	33.3	58.4
Amortisation of goodwill	87	43	20	102.3	115.0
Total depreciation and amortisation	3,267	2,871	2,646	13.8	8.5

During the three-year period, the increase in depreciation and amortisation, excluding goodwill, was mainly attributable to:

    growth in our communications plant asset base and capitalised software development, which is consistent with our level of capital expenditure activity; and
    the consolidation of the depreciation expenses of RWC and TelstraClear.

This increase has been partially offset by the removal of the depreciation associated with the assets of our global wholesale business which were sold to REACH.

We capitalise expenditure incurred in the development and enhancement of computer systems as business software. Software developed for internal use is amortised over a five-year service life. Fiscal 2000 and fiscal 2001 includes amortisation of software assets developed for internal use which we capitalised when we initially adopted this capitalisation policy in 1997. These assets were fully amortised in fiscal 2001. The increase in amortisation (excluding goodwill) during the three-year period reflects the growth in capitalised software assets.

Our analogue network was fully depreciated as of December 1999 and ceased operating altogether as of October 2000. We commenced depreciation of our CDMA network during fiscal 2001, from the date that components of this network were completed. In fiscal 2002 our depreciation expense reflects the first full year of depreciation of this CDMA network.

During the three-year period the increase in depreciation and amortisation (excluding goodwill) was offset, in part, by:

    adjustments to the service lives of some of our assets;
    retirement of certain assets;
    an increased number of leased motor vehicles, rather than acquisition through outright purchase; and
    the sale and operating leaseback of mid-range IT equipment and mechanical aid assets.

Over the three-year period goodwill amortisation increased mainly due to the amortisation of goodwill we acquired as part of our acquisition of RWC.

Net interest

Table 25 - Net Interest
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Gross interest expenses	1,011	877	755	15.3	16.2
Less capitalised interest	(115)	(108)	(125)	6.5	(13.6)
Interest expense	896	769	630	16.5	22.1
Interest received/receivable	126	103	62	22.3	66.1
Net interest expense	770	666	568	15.6	17.3

Our borrowing costs have been influenced by:

    the level of our debt;
    interest rates;
    a lengthening of our debt maturity profile; and
    our level of investments in financial assets (affects net debt).

Our level of debt increased by A$4 billion in mid February 2000 as a result of the settlement of the PCCW transactions. This impacted fiscal 2001 for 5 months and fiscal 2002 for the whole year. In December 2001 we increased our shareholding in TelstraSaturn (now TelstraClear) to 58.43% from 50%, resulting in consolidation from December 2001 onwards. The NZ$600 million of bank debt held by TelstraClear at 30 June 2002 is therefore included in our group results. In September 2002 this debt has been refinanced by a loan from Telstra and the bank debt repaid.

On 28 June 2002 we acquired the remaining 40% of RWC we did not previously own. As consideration for these shares the US$750 million convertible note issued to us by PCCW in February 2001 was redeemed and replaced by a new mandatorily converting secured note of US$190 million issued by PCCW. This change in convertible/converting notes resulted in an increase in net debt of almost A$1 billion.

Our interest expense charged to the statement of financial performance is also influenced by the amount of interest that we capitalise on our constructed assets and capitalised software.

Our interest expense increased from A$630 million in fiscal 2000 to A$769 million in fiscal 2001 and A$896 million in fiscal 2002.

Our interest expense increased in fiscal 2002, mainly due to:
    interest for a full year on the borrowings we incurred to invest in our Asian ventures in fiscal 2001, compared with interest on these borrowings for 5 months in fiscal 2001. This also increased our interest expense in fiscal 2001 compared to fiscal 2000; and
    a lengthening of the maturity of our debt portfolio.

This was partially offset by reductions in interest rates generally.

Income tax expense

Our income tax expense decreased in fiscal 2002, down 19.7% from A$2,236 million in fiscal 2001 to A$1,796 million in fiscal 2002. This was impacted by a 13.5% decrease in profit before income tax expense, as well as a decrease in the effective tax rate from 35.5% in fiscal 2001 to 33.0% in fiscal 2002.

The 2.5% decrease in effective tax rate was mainly due to the reduction in the Australian company income tax rate from 34% of taxable income in fiscal 2001 to 30% in fiscal 2002 and a reduction in the level of investment write-downs that are not tax deductible. The reductions were partly offset by the impact of the sale of our global wholesale business in fiscal 2001, an increase in non-deductible expenditure relating to REACH, the non-deductible write-down of a convertible note issued to us by PCCW and the decrease in our share of associates' net losses.

In fiscal 2001, income tax expense increased significantly, up 33.4% from A$1,676 million in fiscal 2000 to A$2,236 million in fiscal 2001. This was impacted by a 17.7% increase in profit before income tax expense, as well as an increase in the effective tax rate from 31.3% in fiscal 2000 to 35.5% in fiscal 2001. The increase in effective tax rate was mainly due to increases in our share of associates' net losses and increased write-downs of investments that are not tax deductible. The lowering of income tax rates from 36% to 30%, reduced the income tax expense we recognised in our accounts for fiscal 2001 by A$56 million.

International business ventures

As part of our strategy to expand our operations outside Australia, we invested in new ventures in the Asia-Pacific region during fiscal 2001 and fiscal 2002.

REACH

In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH and cash of US$375 million (A$680 million). We obtained an independent valuation of our global wholesale business as at 31 January 2001, which resulted in a fair value of US$1.3 billion (A$2.37 billion) being placed on this business.

We achieved a profit on the sale of US$935 million (A$1,704 million). Under Australian GAAP, 50% of the profit, or A$852 million was deferred, to be recognised in the share of net profits (losses) of associates and joint venture entities line in our statement of financial performance, over 20 years. The profit impact of the sale, after taxation, was A$875 million in fiscal 2001.

Under Australian GAAP REACH's profit in fiscal 2001 was A$161 million and in fiscal 2002 A$255 million. After taking into account goodwill amortisation and recognition of deferred profit, we recognised equity accounted profits of A$48 million on our 50% interest in REACH in fiscal 2001 and A$53 million in fiscal 2002.

Table 26 - Equity accounted profit of REACH
	Year ended 30 June
	2002	2001	2002/2001
	(in A$ millions)		(% change)

REACH net profit after tax (AGAAP)	255	161	58.4
Telstra 50% share	129	80	61.3
Goodwill amortisation	(119)	(50)	(138.0)
Recognition of deferred profit	43	18	138.9
REACH equity accounted share of profit	53	48	10.4

During fiscal 2002, REACH continued to experience pricing pressure and lower than anticipated volume growth consistent with the trends in international telecommunications markets. In response to these tough conditions REACH reorganised the business with the emphasis on cost rationalisation and productivity improvement. This has resulted in cost savings.

Notwithstanding these market conditions, REACH has the opportunity to consolidate its position and take advantage of the availability of distressed assets, to underpin its longer term position in the market. This advantage was demonstrated in December 2001 when REACH acquired the Asian assets of Level 3 Inc. This acquisition provided REACH with substantial Asian and trans-Pacific capacity at a much lower cost than it would take to build, while increasing its capability to deliver end-to-end services to new markets such as Japan, Taiwan and Korea.

Historically, Telstra has been a substantial acquirer of cross border connectivity services from REACH and we expect this to continue. These services are important in supporting our growth in domestic businesses, particularly in areas of data and internet and the broadband rollout.

Refer to "Related Parties" for discussion regarding our dealings with REACH.

Regional Wireless Company (RWC)

In February 2001,we acquired a 60% ownership interest in RWC, which owns 100% of Hong Kong CSL Limited (CSL). We paid US$1,694 million (A$3,085 million), including incidental acquisition costs, to acquire this controlling interest.

Upon completion, in accordance with Australian Accounting Standards, a valuation was undertaken to determine the fair value of our investment. The independent valuation of RWC was US$1,900 million (A$3,477 million), placing a value of our 60% share at US$1,140 million (A$2,086 million). The difference between the valuation obtained as at 31 January 2001 and the purchase price valued at October 2000 is principally due to the movement in global telecommunication asset prices between the signing of the agreements and completion. This resulted in a write-down of our investment in RWC by A$999 million in fiscal 2001.

On consolidation of RWC, we recognised goodwill on acquisition of A$1,461 million, to be amortised over 20 years. On acquisition, other intangibles recognised included CSL's brands of A$212 million, a customer base of A$468 million and spectrum licences of A$79 million, which we are amortising over their estimated useful lives.

In June 2002 PCCW redeemed the US$750 million 2007 convertible note we held. We acquired the remaining 40% interest in RWC and subscribed for a US$190 million mandatorily converting secured note issued by PCCW. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted its value in our financial statements accordingly. The reduction in value of the note of A$96 million was charged as an expense in fiscal 2002.

RWC's 100% owned subsidiary, CSL operates in the highly competitive Hong Kong mobile market. CSL has seen its revenue decline by 10% in fiscal 2002 when compared to its full year revenue in fiscal 2001 from HK$4,917 million to HK$4,418 million. Due to aggressive pricing from CSL's competitors, ARPU fell by HK$54 to HK$388 during fiscal 2002, but remains well above the market average. Fiscal 2002 has seen declining revenues across most product lines, with the exception of data revenue, which continues to grow strongly albeit from a low base.

CSL's profitability has been affected by:

    decreased revenues;
    reduced handset subsidies, attributable to lower negotiated prices and a change in product model; and
    efforts to reduce roaming and IDD expenses.

In addition CSL have recorded the following adjustments in fiscal 2002, which have been reversed on consolidation:

    a one-off HK$83 million increase in amortisation due to a change in accounting policy in relation to the deferral of handset subsidies to match Telstra's policy; and
    a HK$100 million increase in the provision for the write-down of the TDMA network (HK$40 million in fiscal 2001) which we have already allowed for in our fair value adjustments at acquisition.

CSL's capital expenditure decreased by 34% in fiscal 2002 to HK$323 million. CSL's market share remains stable at 20%.

Convertible/converting notes issued by PCCW

In February 2001, we purchased a convertible note from PCCW for US$750 million (A$1,372 million).

In June 2002 this note was redeemed as part of our acquisition of the remaining 40% of RWC. We acquired a US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three-year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over all of PCCW's 50% shareholding in REACH.

TelstraClear

TelstraClear, the second largest full service carrier in New Zealand, has been operative in its current form since December 2001. December 2001 saw the merger of our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.43% interest in the merged entity and have consolidated its results from that date for the 7 months to 30 June 2002. TelstraClear's revenue for this period was A$296 million and the consolidation of TelstraClear decreased our net profit before tax by A$110 million.

New Zealand is a strategically important market for our trans-Tasman customers and this acquisition enables TelstraClear and Telstra to work together to provide customers on both sides of the Tasman with seamless communication and information technology solutions. The ability to do so was instrumental in winning a 5 year contract with the National Australia Bank and Bank of New Zealand to provide outsourcing solutions of this nature.

Liquidity and capital resources

Capitalisation

Table 27 shows our capitalisation in accordance with Australian GAAP as at 30 June 2002.

Table 27 - Capitalisation
	As at 30 June 2002
	(in millions)
	A$	US$(1)

Cash	1,070	599

Short-term debt (2)	1,866	1,045
Long-term debt
Telecom/Telstra bonds (unsecured)	2,605	1,459
Loans (unsecured)	9,234	5,171
Finance leases	21	12
Total long-term debt	11,860	6,642

Shareholders' equity
Ordinary shares (12,866,600,200 fully paid ordinary shares issued)	6,433	3,602
Reserves	14	8
Retained earnings	7,661	4, 290
Minority interests(3)	(2)	(1)
Total shareholders' equity(4)	14,106	7,899

Total capitalisation(5)	27,832	15,586

Note: For purposes of calculating net debt, we also had other interest bearing financial assets of A$873 million and non interest bearing loans to employees of A$230 million.
 (1) Translated at the noon buying rate on 30 June 2002 of A$1.00 = US$0.56. The noon buying rate on 19 September 2002 was A$1.00 = US$0.5510.
(2) Includes the current portion of long-term debt.
 (3) Minority interests are not classified as shareholders' equity under USGAAP.
 (4) Total shareholders' equity under USGAAP is A$18,402 million. Refer to note 30 of the financial statements.
 (5) Total capitalisation consists of short-term debt, long-term debt and shareholders' equity, including minority interests.

Cash flow information

Table 28 provides information regarding our cash flows and liquidity during the three-year period.

Table 28 - Cash flow
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Net cash provided by operating activities	7,098	6,599	6,547	7.6	0.8
Net cash used in investing activities	(3,258)	(6,370)	(4,896)	(48.9)	30.1
Free Cash Flow	3,840	229	1,651	1576.9	(86.1)
Net cash (used in) provided by financing activities	(3,817)	94	(1,881)	4160.6	(105.0)
Net increase/(decrease) in cash	23	323	(230)	(92.9)	240.4

Net cash provided by operating activities

Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes interest paid and received.

During the three-year period, net cash provided by operating activities has increased, predominantly due to increased receipts from customers. Increased receipts from customers in fiscal 2002 were only partially offset by increased payments to suppliers and minor increases in tax and interest payments.

In fiscal 2001, an extra tax instalment of A$274 million was paid as a result of the introduction of the new tax system. We also incurred additional interest payments relating to the funding of our investments in RWC and the PCCW convertible note in fiscal 2001. These increased cash outflows and increased payments to suppliers and employees partially offset the increased receipts from customers in fiscal 2001.

Net cash used in investing activities

Net cash used in investing activities represents amounts paid for capital assets, trademarks, licences and investments, offset by cash receipts from the sale of capital assets and investments. During the three-year period we committed a substantial amount of capital and other resources to upgrade and rationalise our network infrastructure and improve many of our systems. However, the level of this capital expenditure has declined over the three-year period.

We also invested resources in investments we have made during the three-year period, particularly in fiscal 2001, when we acquired 60% of RWC.

Table 29 below summarises the net cash we used in investing activities during the three-year period.

Table 29 - Net cash used in investing activities
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Switching	661	735	647	(10.1)	13.6
Transmission	416	429	693	(3.0)	(38.1)
Customer access network	891	971	1,285	(8.2)	(24.4)
Mobile telecommunications networks	255	390	628	(34.6)	(37.9)
Broadband network	38	33	30	15.2	10.0
International telecommunications infrastructure	233	172	125	35.5	37.6
Capitalised software	559	737	599	(24.2)	23.0
Other items	553	677	722	(18.3)	(6.2)
Sub total capital expenditure	3,606	4,144	4,729	(13.0)	(12.4)
Less: Capitalised interest	(115)	(108)	(125)	6.5	(13.6)
Capital expenditure (excluding capitalised interest)	3,491	4,036	4,604	(13.5)	(12.3)
Add: patents, trademarks and licences (including 3G spectrum)	-	332	101	(100.0)	228.7
Add: investments	171	3,236	598	(94.7)	441.1
Capital expenditure (excluding capitalised interest) and investments	3,662	7,604	5,303	(51.8)	43.4
Sale of capital equipment, investments and other property, plant and equipment	(404)	(1,234)	(407)	(67.3)	203.2
Net cash used in investing activities	3,258	6,370	4,896	(48.9)	30.1

Capital expenditure (including interest and patents, trademarks and licences) and investments	3,777	7,712	5,428	(51.0)	42.1

Our capital expenditure and investment spending has decreased significantly in fiscal 2002, following an increase in fiscal 2001. These movements were principally driven by:

    our investment in RWC in fiscal 2001;
    continued decreases in capital expenditure, as the level of activity on rehabilitation of our customer access network declined, from its peak in fiscal 2000 and rollout of our CDMA digital mobile network neared completion. This trend has continued over the three-year period;
    our purchase of a 3G spectrum licence for A$302 million in fiscal 2001; and
    increased spending on capitalised software in fiscal 2001 reflecting the higher level of activity on systems to support new products and services, such as ADSL.

Our proceeds on sale of capital assets and investments was impacted in fiscal 2001 by:

    the sale of our global wholesale business and certain controlled entities to REACH. We received cash and shares in REACH as consideration for the sale;
    the sale of our shares in Computershare; and
    the sale and leaseback of our midrange IT equipment.

Over the three-year period our principal cash investments included:

    A$25 million equity contribution to TelstraSaturn (renamed TelstraClear), followed by A$40 million for the acquisition of an additional 8.43% interest in TelstraClear in fiscal 2002, compared to A$39 million in fiscal 2001;
    additional investments in FOXTEL of A$42 million in fiscal 2002, A$46 million in fiscal 2001 and A$33 million in fiscal 2000;
    A$17 million to acquire 100% of Citysearch in fiscal 2002;
    net A$3,045 million to acquire a 60% interest in RWC in fiscal 2001. We acquired the remaining 40% in a non-cash transaction in June 2002;
    A$208 million additional investment in Computershare in fiscal 2000;
    A$103 million investment in Solution 6 in fiscal 2000;
    A$40 million equity contribution to Australia-Japan Cable Holdings in fiscal 2002, compared to A$11 million in 2001; and
    A$63 million to acquire the remaining 25% interest in Sensis® (previously named Pacific Access) in fiscal 2000. We now own 100% of the company.

We expect to incur future capital expenditure in the following areas:

    meeting on-going customer demand for existing products and services, whilst ensuring service levels are maintained or improved;
    developing new products and services to meet the changing needs of our customers;
    providing additional coverage and depth on our digital GSM and CDMA mobile networks;
    upgrading our customer access network;
    further developing of our broadband and online infrastructure to meet future growth;
    providing enhanced telecommunications services to rural and remote areas;
    internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements;
    investment in or acquisition of enterprises that complement and fit with our growth strategies; and
    delivering specific product or service enhancements to satisfy regulatory, licence, shareholder or other legal requirements.

We expect that our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.

Net cash provided by (used in) financing activities

In fiscal 2002 we experienced a net outflow from financing activities of A$3.8 billion, compared with an inflow from financing activities of A$94 million in fiscal 2001 and an outflow of A$1.8 billion in fiscal 2000.

In fiscal 2002 we utilised operating cash flows to reduce the level of our external borrowings, which had increased in fiscal 2001 to fund our investments in Asia.

Cash used in financing activities in fiscal 2000 includes the one-off payment of the special dividend of A$2 billion we declared in fiscal 1999.

Capital resources

Cash and cash equivalents at 30 June 2002 were A$1,070 million, compared with A$1,077 million at 30 June 2001 and A$751 million at 30 June 2000. At 30 June 2002, our total debt was A$13,726 million with net debt of A$11,553 million after deducting cash, other interest bearing financial assets and loans to employees. Approximately 23% of our total debt consisted of domestic borrowings with the balance sourced from a variety of offshore markets. Our current interest bearing liabilities that mature in less than 12 months amount to A$1,866 million, approximately 13.6% of our total debt. This comprised three main components, namely bills of exchange and commercial paper of A$602 million, bank loans of A$539 million and A$582 million of Telstra Bonds maturing within the 2003 fiscal year. Total debt had an average maturity of approximately 5.3 years. For a summary of the maturity profile of our debt, see note 16 to our financial statements.

We have access to A$550 million and US$150 million of committed standby bank lines and A$1.25 billion of an undrawn committed syndicated loan is available until September 2005. These standby lines comprise bilateral arrangements with 8 banks, which fall due for renewal at various times throughout the year. We have 3 commercial paper programmes with a total borrowing capacity of A$2 billion, US$4 billion and Euro 4 billion. In each case, we issue commercial paper through dealers on a best endeavours basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds.

Other than borrowings in foreign currency specifically held as hedges against foreign currency assets, foreign currency borrowings are fully hedged at drawdown to A$ equivalents using cross currency swaps. Our foreign currency exchange risk is managed centrally by our treasury department, which is part of our Finance & Administration business unit. For additional information regarding our foreign currency position and the management of our foreign currency exchange risk, see "Quantitative and Qualitative Disclosure about Market Risk" and note 29 to our financial statements.

We had net current liabilities (negative working capital) of A$1,854 million at 30 June 2002, A$3,026million at 30 June 2001 and A$4,532 million at 30 June 2000.

In fiscal 2002 our negative working capital decreased largely due to reductions in current borrowings and a reclassification of 7 commercial properties (land and buildings) to current assets, as they were held for sale at 30 June 2002. In fiscal 2001 our negative working capital decreased largely due to an increase in receivables and reductions in current borrowings and provisions.

Our current liabilities are typically in excess of our current assets, in common with most international telecommunications companies. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of our discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. Also, our standby bank lines and commercial paper programmes provide us with additional sources of liquidity, should the need arise.

Contractual obligations and commercial commitments

Expenditure commitments

In the ordinary course of business we enter into long-term agreements for the supply of products and services to support our business needs. Whilst the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services.

Table 30 - Expenditure commitments at 30 June 2002

Amount of commitment expiration per period

	Total Amounts Committed	Within 1 year	Within 1 - 2 years	Within 2 - 3 years	Within 3 - 4 years	Within 4 - 5 years	After 5 years
	(in A$ millions)
Capital commitments in relation to:
Software developed for internal use	554	186	97	90	88	88	5
Other capital expenditure	353	193	51	49	21	21	18
Total capital expenditure commitments	907	379	148	139	109	109	23

Expenditure commitments in relation to:
Non-cancellable operating leases	727	221	164	86	58	46	152
Finance leases	41	20	19	2	-	-	-
FOXTEL Minimum Subscriber Guarantees	1,869	139	139	139	139	139	1,174
Information Technology services	1,629	386	316	305	299	305	18
Other expenditure commitments	1,234	599	196	110	49	46	234
Total expenditure commitments, including capital expenditure commitments	6,407	1,744	982	781	654	645	1,601

Our software development expenditure commitments predominantly relate to a 10-year agreement we have entered into with our associated entity, IBMGSA, in relation to amounts to be spent on the development of software assets for our internal use. The total remaining commitment under this agreement is A$458 million. This agreement expires in July 2007.

We have also entered into a 10-year agreement with IBMGSA whereby we have agreed to acquire information technology services from them. This agreement also expires in July 2007. The total remaining commitment under this agreement is A$1,568 million, which is included in total Information Technology services commitments shown above.

Other capital expenditure commitments predominantly relate to expenditure we have committed to with external parties for building and improving our networks and enhancements to our network software.

Our non-cancellable operating lease commitments relate to lease agreements we have entered into for the following purposes:

    rental of land and buildings, over an average term of 6 years;
    rental of motor vehicles, caravan huts and trailers and mechanical aids over an average term of between 4 and 12 years, depending on the type of vehicle; and
    rental of personal computers and related equipment over an average term of 3 years.

In addition to these non-cancellable operating leases, we also have commitments under cancellable operating leases of A$492 million for fiscal 2003. These leases relate mainly to the lease of IT equipment, motor vehicles and leased assets used in the supply of desktop services to our customers by TES.

Our finance lease commitments relate to:

    leases of communications exchange equipment, with an average term of 14 years; and
    leases of computer mainframes and associated equipment, with an average term of 3 years.

The FOXTEL minimum subscriber guarantee expenditure commitments relate to our 50% share of the FOXTEL partnership's commitment to acquire pay television programming that is subject to minimum subscriber guarantee levels. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.

The FOXTEL minimum subscriber guarantee commitments have increased in fiscal 2002, largely due to an arrangement entered into by FOXTEL under which it has increased its minimum subscriber guarantee commitments under a new perpetual pay television programming agreement for Foxsports. The effect of this has been to increase our share of the FOXTEL minimum subscriber guarantee commitments by approximately A$44 million per annum over the next 25 years. Although this is a commitment, the guaranteed minimum number of subscribers under this new agreement has already been exceeded.

Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners' share of these commitments, should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.

Our other expenditure commitments include the following items:

    our commitment to purchase switched voice, international transmission and global Internet access services from REACH, which expires in December 2002. From 1 January 2003 until February 2006, our purchase commitments with REACH will be based on a percentage of our total service requirements each year being acquired from REACH;
    expenditure commitments of A$289 million over the next 15 years in relation to CSL's acquisition of a new 3G spectrum license in October 2001;
    commitments for online directory support services to be provided to Sensis® of A$220 million over the next 5 years; and
    guaranteed commissions payable to mobile phone dealers until December 2004 of A$74 million.

Other indemnities, performance guarantees and financial support

As at 30 June 2002 we have provided the following indemnities, performance guarantees and financial support:

    indemnities to financial institutions to support bank guarantees to the value of A$311 million in respect of the performance of contracts;
    indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was A$219 million;
    guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of A$422 million;
    guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the 16 year terms of the finance leases. The lease payments over the remaining period of the lease amount to A$1,256 million (US$709 million);
    during fiscal 1998, we resolved to provide our associated entity IBMGSA with our pro rata 26% share of shareholder guarantees on a several basis up to A$210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of A$68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2002, A$142 million of the A$210 million guarantee facility remains unused; and
    indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the Trustee in the execution of the powers vested in it.

Indemnities provided by our controlled entities

At 30 June 2002, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was A$58 million.

During fiscal 2002, our controlled entity Hong Kong CSL guaranteed a performance bond of A$57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond equals the minimum annual fees payable to the OFTA for the forthcoming 5 years. Total expenditure commitments pursuant to the 3G licence, including the forthcoming 5 years, are represented within other commitments in note 20 to our financial statements.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million, which has now been contributed.

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of A$30 million (US$17 million). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional A$120 million (US$68 million) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a A$850 million (US$480 million) loan agreement dated 23 September 1996 between MGTI and various lenders. As a result of new agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently A$175 million (US$99 million). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of TGL other than to its shares in MGTI, except in the case of a breach of representation, warranty or covenant by TGL.

In February 2001 changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of A$75 million (US$38 million), which was applied against the principal of the loan.

Sale of properties and operating leases entered into after balance date

On 1 August 2002 we sold a portfolio of office properties for A$570 million. The net book value of these properties was A$434 million. We entered into operating leases totalling A$518 million over the terms of the leases in relation to these properties. These leases are on normal commercial terms of between 5 and 12 years, with most commencing on 19 August 2002.

Related party transactions

The following discussion summarises our significant transactions with related parties, other than our controlled entities. For further discussion refer to note 27 of our financial statements.

REACH

In February 2001 we formed REACH, a 50:50 joint venture with PCCW, which merged our respective international infrastructure assets. REACH provides wholesale voice, data and internet connectivity services in the Asia-Pacific region. On the sale of our global wholesale business, including certain controlled entities, to REACH in fiscal 2001 we recognised 50% of the profit on the sale (A$852 million) and the balance was deferred to be recognised over 20 years.

Upon the formation of the REACH joint venture, we and PCCW entered into contractual arrangements with REACH for the provision of voice, data and internet connectivity services. We use these services primarily in connection with our retail international telecommunications business. Under these arrangements, we agreed to purchase these services for an initial period as required, based on prices determined before the venture commenced.

We and PCCW have been substantial acquirers of cross-border connectivity services supplied by REACH. We expect to continue to require these services to support our domestic businesses. Without access to these services we would potentially have short to medium term vulnerability, particularly if a market recovery should occur and other suppliers of such services were to take advantage of stabilising prices and resurgent demand.

We and PCCW have focused on expanding the market and product opportunities for bandwidth and have entered into further arrangements whereby we have committed to substantial outgoing purchase levels to the end of December 2002. REACH's prices under these agreements have been adjusted to levels we believe are in line with current market prices. These arrangements have regard to our future capacity needs and opportunities for growth, as well as REACH's minimum earnings requirements under its financing arrangements.

We have recorded expenses of A$788 million in relation to services provided to us by REACH in fiscal 2002 and A$311 million in fiscal 2001 for 5 months. These amounts were for both the purchase of and entitlement to, capacity and connectivity services. These purchases were made on normal commercial terms and conditions. Entitlement to capacity with REACH takes into account our future needs and growth opportunities. This entitlement to capacity is in excess of historical capacity requirements.

In fiscal 2002 we recorded revenue of A$115 million from REACH, mainly in relation to intercarrier services and construction works carried out by NDC. For the 5 months ended 30 June 2001 we recorded revenue of A$75 million from REACH.

FOXTEL

FOXTEL, our 50% owned pay television joint venture, uses capacity on our HFC cable network. As part of the partnership arrangements, we are the exclusive long term supplier of cable distribution services for FOXTEL's pay television services in our cabled areas and we receive a share of FOXTEL's cable pay television revenues. We have also recently entered into additional agreements with FOXTEL described under "Pay Television" in "Information on the Company".

IBMGSA

We have a 22.6% interest in IBM Global Services Australia Limited (IBMGSA). We have outsourced our data centre operations and a proportion of our applications maintenance and enhancement activities to IBMGSA for a ten-year period, which commenced in July 1997.

Research and development

Our research and development activities cover diverse areas of our business and focus on developing new competitive products for our customers.

Licensed telecommunications carriers in Australia have a responsibility for maintaining and implementing plans for the development of the Australian telecommunications supply and information industries. This annual plan is referred to as the Industry Development Plan and includes our planned research and development activities, followed by a report of actual spend.

Research and development expenditure reported to the Government includes both operating and capital research and development expenditure, which includes:

    research and development carried out directly by Telstra in our research laboratories;
    research and development expenditure contracted out by Telstra, for which the resultant IP is owned by the contractor;
    research and development expenditure incurred in the development of certain software; and
    support and other research and development expenditures.

During fiscal 2002 spend based on the above classification was A$160 million for research and development activities, A$217 million in fiscal 2001 and A$158 million in fiscal 2000.

We included research and development operational expenses in our financial statements of A$28 million in fiscal 2002 and A$29 million in fiscal 2001 and in fiscal 2000. These amounts do not include items we capitalise to software developed for internal use and include only expensed amounts.

Segment information

Our business is organised and managed by business unit as described under "Information on the Company - Organisational structure".

At 30 June 2002 the following qualified as reportable segments under Australian Accounting Standard AASB 1005 "Segment Reporting" and US Statement of Financial Accounting Standards No. 131:

    Telstra Retail, including Telstra Country Wide®;
    Telstra Mobile;
    Telstra International;
    Infrastructure Services (including the Networks and Technology Group which was separated in August 2002); and
    Telstra Wholesale.

Our analysis of results by segment

We have reconstructed our segment reporting for fiscal 2001 and fiscal 2000 on the basis of the reporting structure for fiscal 2002. A detailed discussion and analysis of the changes in our operating revenue in each of our major product groups and our principal operating expense categories, is provided in "Operating revenue" and "Operating expenses" respectively.

Table 31 provides a summary of our revenue and earnings or loss before interest and income tax for each of our business segments. Comparatives for prior years have been derived based on the business unit structure as at 30 June 2002. For more information on our business segment results see note 5 to our financial statements.
 Table 31 - Segment summary data
	Year ended 30 June
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)

Sales revenue from external customers
Telstra Retail	12,560	11,620	12,522	8.1	(7.2)
Telstra Mobile	3,501	3,144	3,003	11.4	4.7
Telstra International	1,497	1,208	1,113	23.9	8.5
Infrastructure Services	253	282	158	(10.3)	78.5
Telstra Wholesale	2,334	2,410	1,779	(3.2)	35.5
Other (2)	67	67	800	-	(91.6)
Eliminations	(16)	(52)	(32)	69.2	(62.5)
Total sales revenue	20,196	18,679	19,343	8.1	(3.4)

Earnings (loss) before interest and income tax expense (EBIT)(1)
Telstra Retail	7,278	6,747	7,272	7.9	(7.2)
Telstra Mobile	1,542	1,329	1,209	16.0	9.9
Telstra International	(56)	25	574	(324.0)	(95.6)
Infrastructure Services	(1,371)	(1,209)	(1,241)	(13.4)	2.6
Telstra Wholesale	2,076	2,119	1,694	(2.0)	25.1
Other (3)	(4,275)	(2,765)	(3,691)	(54.6)	25.0
Eliminations (4)	1,022	717	100	42.5	617.0
Total earnings before interest and income tax expense (EBIT)	6,216	6,963	5,917	(10.7)	17.7

(1) Most internal charges between business segments are charged on a direct cost recovery basis.
 (2) Fiscal 2000 includes JORN adjustment of A$734 million. We recognised this revenue when our obligations under this contract were finalised. Refer "Results of operations".
 (3) Represents corporate adjustments and depreciation and amortisation of assets of Telstra Corporation Limited, including network assets, as we do not allocate depreciation according to segment. Fiscal 2001 includes a write-back of A$725 million in respect of the release from our obligations under the Telstra Superannuation Scheme - refer "Other revenue". Fiscal 2000 includes restructuring costs of A$572 million - refer "Labour expenses". In fiscal 2002 we raised a provision of A$855 million in relation to amounts owed by a controlled entity.
 (4) Represents corporate eliminations, including the elimination in fiscal 2002 of a provision of A$855 million in relation to amounts owed by a controlled entity refer (3) above.

Telstra Retail, including Telstra Country Wide®

Telstra Retail is responsible for our residential, business and government customers, other than wholesale services which are provided by Telstra Wholesale, mobile services which are provided by Telstra Mobile and those customers included in Telstra Country Wide®. Telstra Country Wide® is responsible for addressing the telecommunication needs of customers that reside and operate outside the mainland metropolitan areas and all of Tasmania and the Northern Territory.

Telstra Retail sales revenue is made up of revenue from basic access, local calls, national long distance calls, fixed-to-mobile calls, international telephone services, data and internet services, solutions management, inbound calling products, CPE and directory services. In fiscal 2001 we reduced Telstra Retail sales revenue by A$745 million to reflect the adoption of SAB 101. In addition to the impact of re-balancing initiatives and competition Telstra Retail sales revenue in fiscal 2001 was also impacted by the absorption of the impact of GST on some of our local call prices following its introduction in July 2000.

Excluding these one-off items we achieved modest revenue growth in Telstra Retail sales revenue in fiscal 2002, following a slight decrease in fiscal 2001, in an environment of ongoing price re-balancing initiatives and competition. Our basic access revenue has increased and our local call revenue, national long distance call revenue and international telephone services revenue has decreased.

Over the three-year period we have achieved solid growth in fixed-to-mobile revenue, due to increased call volumes and growth in the number of users of mobile phones and continued growth in Telstra BigPond™ internet related revenue.

Telstra Retail earnings before interest and income tax expense increased in fiscal 2002 and decreased in fiscal 2001. In fiscal 2001 earnings before interest and tax in this segment was impacted by:

    the SAB 101 net cumulative adjustment of A$205 million recorded in fiscal 2001; and
    the profit on sale of our investment in Computershare Limited, of A$245 million.

Excluding these one-off items our continued cost containment efforts have improved Telstra Retail earnings before interest and tax in fiscal 2002.

Telstra Mobile

Telstra Mobile is responsible for our mobile and wireless networks and associated systems within Australia and all mobile retail sales and after sales support, mobile customer service, mobile product development and mobile pricing.

Telstra Mobile sales revenue includes revenue from mobile goods and services. This segment is separately discussed in "Operating revenue - Mobile goods and services".

In fiscal 2001, we reduced Telstra Mobile sales revenue by A$34 million to reflect the adoption of SAB 101. Mobile services revenue has increased during the three-year period, driven by:

    increases in the number of mobile SIOs;
    increased minutes of use; and
    solid growth in value-added services, such as international roaming and mobile data, such as our Short Message Service (SMS). Use of SMS has been stimulated by our customer's ability to perform inter-carrier messaging and the growth in personal computer based SMS generating applications and data subscription services.

We achieved strong sales revenue growth in this segment in fiscal 2002, despite lower average airtime charges and a higher percentage of new customers connecting to prepaid services. Generally prepaid customers have lower usage patterns.

In fiscal 2001 Telstra Mobile sales revenue growth was tempered by a decline in volume and price of handsets sold compared to fiscal 2000. We sold a greater proportion of lower-priced handsets to our prepaid customers in fiscal 2001.

Telstra Mobile earnings before interest and income tax expense grew by 16% in fiscal 2002, with solid growth in sales revenue, yet lower expense growth. Our expenses decreased with the reduction in handset subsidies, however this was offset in part by increases in:

    charges associated with mobile calls terminating on other carriers' networks, due to increased traffic; and
    higher labour costs driven by increased staff numbers, in response to increasing SIOs and wage increases.

Fiscal 2001 earnings before interest and income tax expense grew by 9.9% after revenue growth was partly offset by increased costs, including:

    directly variable costs associated with service contracts;
    labour costs driven by increased staff in response to growth in SIO and increasing specialised product development needs; and
    payments to other carriers associated with increased international roaming activity.

We changed our accounting policy associated with the treatment of our mobile handset subsidies in fiscal 2000 - refer "Operating expenses - Direct cost of sales."

Telstra International

Telstra International manages our interests in the Asia-Pacific region, including Hong Kong, Vietnam, India, China, New Zealand and Sri Lanka. This includes our interest in TelstraClear, effective 12 December 2001, and our interests in REACH and RWC, both effective 1 February 2001.

Telstra International sales revenue over the three-year period was significantly affected by our international expansion strategies, particularly in the Asia-Pacific region. Sales revenue increased by 23.9% for fiscal 2002 due to the inclusion of consolidated revenue for TelstraClear from December 2001 and a full year of consolidated revenue from RWC, compared with only 5 months in fiscal 2001. TelstraClear is a full service provider operating in New Zealand, whilst RWC provides mobile services to the Hong Kong market.

In fiscal 2000 we recorded revenue from our Global Wholesale business, which was sold to REACH, effective 1 February 2001. Fiscal 2001 revenue included 7 months of revenue of this business. We now receive our share of this revenue through equity accounting our share of REACH's results.

The scale down of the operations of the Vietnam and Cambodia Business Co-operation Contract has impacted sales revenue over the three-year period.

Telstra International earnings before interest and income tax expense have decreased over the three-year period, mainly as a result of the sale of our global wholesale business to REACH in February 2001. Fiscal 2001 earnings before interest and tax included 5 months of profits from our global wholesale business, compared with a full year in fiscal 2000. In fiscal 2002 we have recorded our share of the equity accounted profits of REACH, which now owns this business.

Improved performance from RWC and other international entities have favourably impacted earnings before interest and tax in fiscal 2002, however this has been offset by restructuring costs incurred in the merger of our New Zealand joint venture TelstraSaturn with CLEAR Communications in December 2001.

In fiscal 2001, this segment was also impacted by the profit on sale of our global wholesale business of A$852 million and the write-down of our investment in RWC by A$999 million.

Infrastructure Services

Infrastructure Services is responsible for planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support, including customer service installation and repairs.

During fiscal 2002, NDC was added to this segment. NDC competes for some of our annual network expenditure against other suppliers and also performs construction activities for others, including other telecommunications companies.

Infrastructure Services sales revenue fell by 10.3% in fiscal 2002, after an increase in fiscal 2001. Sales revenue principally includes consolidated revenues from NDC that have been affected by a generally weaker market for construction activity in fiscal 2002. Cable recovery and maintenance related revenue not associated with NDC improved only slightly in fiscal 2002.

Infrastructure Services earnings before interest and income tax expense is negative, as this segment does not recover all costs it incurs on behalf of other segments. In fiscal 2002 NDC restructuring costs and lower revenues, offset in part by cost containment efforts, have impacted earnings before interest and tax. Labour costs excluding restructuring costs have been reduced, commercial contract costs have fallen with the weaker market for construction activity and discretionary spending is lower due to improved cost management.

Telstra Wholesale

During fiscal 2002 Telstra Wholesale was separated from the fiscal 2001 segment Infrastructure Services and Wholesale. Telstra Wholesale is responsible for the provision of domestic wholesale products and services to other carriers and carriage service providers.

Telstra Wholesale sales revenue is made up of revenue from our intercarrier services, wholesale data and internet services revenue, local call revenue, national long distance call revenue and basic access services revenue. Wholesale revenue fell by 3.2% in fiscal 2002, consistent with domestic and global telecommunication industry trends.

In fiscal 2002 continued implementation of re-balancing initiatives and commercial negotiations reduced prices across all wholesale revenue categories, whilst increasing basic access revenues. Combined with re-balancing initiatives, the collapse of One.Tel contributed to lower local call resale, national long distance, international and inbound calling revenues in this segment in fiscal 2002.

Wholesale intercarrier services revenue remained relatively flat in fiscal 2002. Continued mobile and SMS interconnect revenue growth, driven by mobile substitution and growth in the overall mobile market, was offset by lower revenues from other products. Wholesale data and internet services revenue also remained relatively flat in fiscal 2002 as a result of the introduction of more market driven pricing and offerings.

The strong sales revenue growth in fiscal 2001 of 35.5% was due to increased sales revenue across many wholesale products:

    growth in the overall mobile telecommunications market and our competitors' share of the national long distance market in particular supported growth in intercarrier services;
    wholesale basic access revenue grew with increased shared use of mobile towers and general access to exchanges;
    wholesale local call resale grew, as strong competition resulted in a decline in our retail customer base, offset by an increase in our wholesale customer base; and
    growth in other contestable products, particularly broadband and internet related products, was also achieved through more market driven pricing and offerings.

Telstra Wholesale earnings before interest and income tax expense fell by 2% in fiscal 2002, largely due to the reduction in sales revenue in this segment. Similarly, the increased earnings before interest and tax of 25% in fiscal 2001 was driven principally by increased sales revenue compared to fiscal 2000.

In fiscal 2001 earnings before interest and tax in this segment was impacted by increased network payments to other carriers, as a result of higher volumes of outgoing calls terminating on other carriers' networks and increased interconnect rates. These increased payments have been tempered in fiscal 2002 by decreasing interconnect rates, with network payments decreasing in fiscal 2002 compared to fiscal 2001.